Filed pursuant to 424(b)(5)
File No. 333-202178

PROSPECTUS SUPPLEMENT

To prospectus dated February 27, 2015

U.S.$1,000,000,000

Republic of Panama

3.875% Global Bonds due 2028

The Republic of Panama (the “Republic” or “Panama”) will pay interest on the 3.875% Global Bonds due 2028 (the “global bonds”) on March 17 and September 17 of each year, commencing on September 17, 2016. The global bonds will mature on March 17, 2028. The global bonds will be unsubordinated, unsecured (subject to the provisions in the global notes providing for securing such obligations in the event certain other obligations of Panama are secured), direct, unconditional and general obligations of Panama. The global bonds will be designated Equal Ranking Securities and, as such, the global bonds will rank without any preference among themselves and equally with all other unsecured and unsubordinated public indebtedness of Panama. It is understood that this provision shall not be construed so as to require Panama to make payments under the global bonds ratably with payments being made under any other public indebtedness. See “Status of the Debt Securities” in the accompanying prospectus. Panama has pledged its full faith and credit for the due and punctual payment of principal and interest on the global bonds and all obligations of Panama in respect of the global bonds.

Panama may, at its option, redeem the global bonds, in whole or in part, before maturity, on not less than 30 nor more than 60 days’ notice on the terms described under “Description of the Global Bonds—Optional Redemption” in this prospectus supplement. The holders of the global bonds will not be entitled to the benefit of any sinking fund.

The global bonds will be designated Aggregated Collective Action Securities and, as such, will contain provisions regarding future modifications to the terms of the global bonds that differ from those applicable to Panama’s outstanding public external indebtedness issued prior to March 16, 2015. Under these provisions, which are described under “Description of the Global Bonds—Meetings, Amendments and Waivers” in this prospectus supplement and “Aggregated Collective Action Securities” in the accompanying prospectus, Panama may amend the payment provisions of any series of debt securities (including the global bonds) and other reserve matters listed in the fiscal agency agreement with the consent of the holders of: (1) with respect to a single series of debt securities, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, whether or not certain “uniformly applicable” requirements are met, more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually.

Application will be made to list the global bonds on the Official List of the Luxembourg Stock Exchange and to have such global bonds admitted to trading on the Euro MTF Market.

See “Risk Factors” on page S-13 for a discussion of factors you should consider before investing in the global bonds.

This prospectus supplement together with the prospectus dated February 27, 2015 constitutes a prospectus for the purpose of the Luxembourg Law on prospectuses for securities dated July 10, 2005.

Neither the United States Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The global bonds will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company, or DTC, for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, against payment in New York, New York, on or about, March 17, 2016.

	Per Global Bond	Total
Public Offering Price(1)	99.015%	U.S.$	990,150,000
Underwriting Discount	0.050%	U.S.$	500,000
Proceeds to the Republic of Panama	98.965%	U.S.$	989,650,000

(1)	Plus accrued interest, if any, from March 17, 2016.

Credit Suisse	Morgan Stanley

The date of this prospectus supplement is March 10, 2016

Panama has only provided you with the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Panama has not authorized anyone to provide you with different information. Panama is not making an offer of the global bonds in any jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus as supplemented by this prospectus supplement is accurate as of any date other than the date on the front of this prospectus supplement.

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

The Republic of Panama, having made all reasonable inquiries, confirms that this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein together contain all information with respect to Panama and the global bonds that is material in the context of the offering of the global bonds, and that such information is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed herein are honestly held and that, to the best of Panama’s knowledge and belief, there are no other facts the omission of which would make any such information or the expression of any such opinions and intentions materially misleading. Panama accepts responsibility accordingly.

Panama has only provided or incorporated by reference information in this prospectus supplement and the accompanying prospectus. Panama has not authorized anyone else to provide you with any other information. You should not assume that the information in this prospectus supplement or the accompanying prospectus, or the information Panama has previously filed with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus, is accurate as of any date other than their respective dates.

Panama’s economic, fiscal or political circumstances may have changed since such dates. Later information that Panama files with the SEC updates and supersedes earlier information that is filed.

Panama is not offering to sell or soliciting offers to buy any securities other than the global bonds offered under this prospectus supplement and the accompanying prospectus, nor is Panama offering to sell or soliciting offers to buy the global bonds in places where such offers are not permitted by applicable law.

The global bonds described in this prospectus supplement are debt securities of Panama being offered under Registration Statement No. 333-202178 filed with the SEC under the U.S. Securities Act of 1933, as amended (the “registration statement”); the accompanying prospectus is part of the registration statement. The accompanying prospectus provides you with a general description of the securities that Panama may offer, and this prospectus supplement contains specific information about the terms of this offering and the global bonds.

This prospectus supplement also adds, updates or changes information provided or incorporated by reference in the accompanying prospectus. Consequently, before you invest, you should read this prospectus supplement together with the accompanying prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Those documents contain information regarding Panama, the global bonds and other matters. The registration statement, any post-effective amendments thereto, the various exhibits thereto and the documents incorporated therein by reference contain additional information about Panama and the global bonds. All such documents may be inspected at the office of the SEC. Certain terms used but not defined in this prospectus supplement are defined in the prospectus.

References to “U.S.$” or “$” in this prospectus supplement are to U.S. dollars.

References to the “Republic” or “Panama” are to the Republic of Panama.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the global bonds in certain jurisdictions may be restricted by law. Persons who receive copies of this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. See “Underwriting” in this prospectus supplement.

FORWARD-LOOKING STATEMENTS

Panama has made forward-looking statements in this prospectus supplement and the accompanying prospectus. Statements that are not historical facts are forward-looking statements. These statements are based on Panama’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Panama undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Panama cautions you that many factors could affect the future performance of the Panamanian economy. These factors include, but are not limited to:

•	interest rates in the United States and financial markets outside Panama;

•	political or governmental developments in Panama;

•	unintended consequences resulting from the implementation of economic or tax policies;

•	the imposition of trade barriers;

•	general economic and business conditions in Panama and the global economy;

•	the ability of the Panama Canal to remain a competitive route for inter-oceanic transportation;

•	hostilities or political unrest in other countries that may affect international trade, commodity prices and the global economy; and

•	the occurrence of natural disasters.

SOVEREIGN IMMUNITY

Panama is a foreign sovereign state. Consequently, your ability to sue and enforce judgments against Panama may be limited. For more information, see “Jurisdiction and Enforcement” in the accompanying prospectus.

CERTAIN LEGAL RESTRICTIONS

The distribution of materials relating to the offering of the global bonds, and the transactions contemplated by the offering, may be restricted by law in certain jurisdictions. If materials relating to the offering of the global bonds come into your possession, you are required by Panama to inform yourself of and to observe all of these restrictions. The materials relating to the offering of the global bonds do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and either of the Underwriters, or any affiliate of either Underwriter, is a licensed broker or dealer in that jurisdiction, the offering of the global bonds shall be deemed to be made by such Underwriter or such affiliate on behalf of Panama in that jurisdiction.

SUMMARY

This summary should be read as an introduction to this prospectus supplement and the accompanying prospectus. Any decision to invest in the global bonds by an investor should be based on consideration of this prospectus supplement and the accompanying prospectus as a whole.

The Issuer

Overview

Panama is located on the narrowest point of the Central American isthmus, which connects the continents of North America and South America. It has a coastline of approximately 1,868 miles on the Caribbean Sea and Pacific Ocean, and is bordered on the east by Colombia and on the west by Costa Rica. Panama has a national territory of approximately 29,157 square miles situated within its coastline and 345 miles of land borders, and includes numerous coastal islands. The Panama Canal, which connects the Atlantic and Pacific Oceans, bisects the country running northwest to southeast.

As of December 31, 2014, Panama had an estimated population of 3.9 million and a population density of 52.8 people per square kilometer. The Panama Province, the Republic’s largest province, is estimated to have comprised 51.7% of Panama’s total population, and the Colón Province, located at the northern terminus of the Panama Canal, is estimated to have comprised 7.0% of the total population, at that date.

Government

Panama is a republic with a representative form of government. In 1972, the original version of the current Constitution was adopted (the fourth in Panama’s history), setting forth the structure of the Government, individual and collective rights and duties, and the division of powers among the executive, legislative and judicial branches.

Executive power is vested in the President and the presidentially appointed Ministers, who constitute the Cabinet. The President and the Vice President are each elected by direct, universal suffrage for a term of five years. The President and the Vice President may not be reelected to the same office within ten years after the expiration of their term. In the event the President is unable to finish a term, the Vice President would succeed to the presidency.

National legislative power is vested in the National Assembly (the “Assembly”), Panama’s unicameral legislative body. The number of electoral circuits, each comprising an average of approximately 57,000 persons, determines the number of legislators; the Assembly currently has 71 seats. The full Assembly is elected by universal suffrage every five years. Members of the Assembly are not subject to limits on the number of terms in office to which they may be elected. The Assembly has, among other powers, the authority to enact legislation, ratify treaties, approve the budget and ratify the appointment of the Comptroller General, the Attorney General and justices of the Supreme Court of Justice, referred to as the Supreme Court.

Judicial power is vested in the Supreme Court and various lower tribunals. The President appoints the nine justices of the Supreme Court for staggered ten-year terms, subject to ratification by the Assembly. Lower court judges are appointed by the Supreme Court. The judicial branch prepares its own budget and sends it to the executive branch for inclusion in the general budget presented to the Assembly for approval. The Supreme Court is the final court of appeal and has the power to declare null and void laws, regulations or other acts of the executive or legislative branches that conflict with the Constitution.

Panama is administratively divided into 10 provinces and three territories. In each province, executive power is exercised by a governor who is appointed by the President. There are no provincial legislative or judicial bodies. Provincial governments do not have their own independent budgets. Within each province are municipalities that are, in turn, divided into precincts. Each municipality has a municipal council and a mayor who exercises executive power. Mayors and members of municipal councils are elected by direct, universal suffrage for five-year terms. Municipalities levy and collect municipal taxes and adopt their own budgets for financing local projects.

On May 4, 2014, Panama held general elections for the posts of President, members of the Assembly and other regional posts. In several individual decisions, the Electoral Tribunal annulled the election results for eleven Assembly seats. These seats were contested again in several rounds of special elections starting on November 16, 2014 and ending on December 21, 2014. The Assembly began its session on January 2, 2015 with 68 of 71 members seated because the results of three of the special elections were being contested before the Electoral Tribunal. The Electoral Tribunal subsequently dismissed these challenges and issued Decree 1 of January 30, 2015, declaring all cases concerning the 2014 elections formally closed. Currently, in the Assembly, 26 seats belong to the Partido Revolucionario Democrático (“PRD”), 24 seats belong to Cambio Democrático, 16 seats belong to the governing party, the Partido Panemeñista, three seats belong to the Partido Molirena, one seat belongs to the Partido Popular and one seat belongs to an independent. The majority coalition is comprised of the PRD, the Partido Panemeñista and the Partido Popular.

On May 4, 2014, Juan Carlos Varela was elected President of the Republic of Panama for a five-year term and took office on July 1, 2014. Dulcidio de la Guardia serves as Panama’s Minister of Economy and Finance.

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 2010 through 2014:

	2010 (R)	2011(R)	2012(R)	2013(P)	2014(P)
Economic Data:
GDP (millions, nominal dollars)(9)	$28,917	$34,374	$39,955	$44,856	$49,166
GDP (millions, constant dollars)(2)(9)	$24,460	$27,349	$29,873	$31,852	$33,780
GDP (% change, constant dollars)(2)(9)	5.8%	11.8%	9.2%	6.6%	6.1%
Service Sector (% change, constant dollars)(2)(3)(9)	5.1%	11.5%	6.9%	3.5%	4.5%
Other (% change, constant dollars)(2)(4)(9)	7.7%	12.7%	17.0%	17.8%	10.8%
GDP Per Capita (constant dollars)(2)(9)	$6,680	$7,344	$7,887	$8,272	$8,632
Population (millions)	3.66	3.72	3.79	3.85	3.91
CPI – Period Average (% change)	3.5%	5.9%	5.7%	4.0%	2.6%
Unemployment	6.5%	4.5%	4.1%	4.1%	4.8%
Public Finance:
Total Consolidated Non-Financial Public Sector
Revenues (millions)(8)	$6,874	$7,762	$9,013	$9,950	$10,225
Total Consolidated Non-Financial Public Sector
Expenditures (millions)(5)(8)	$7,385	$8,465	$9,564	$10,976	$11,788
Overall Surplus (Deficit) (millions)(8)	$(512)	$(703)	$(551)	$(1,026)	$(1,563)
As % of Current GDP(8)	(1.8)%	(2.0)%	(1.4)%	(2.3)%	(3.4)%
Central Government Surplus (Deficit) (millions)(8)	$(683)	$(1,108)	$(1,029)	$(1,690)	$(1,945)
As % of Current GDP(8)	(2.4)%	(3.2)%	(2.6)%	(3.8)%	(4.2)%
Public Debt (at December 31):
Internal Debt (millions)	$1,191	$1,904	$3,483	$3,453	$3,879
External Debt (millions)	$10,438	$10,910	$10,782	$12,231	$14,352
Public Debt (as % of Current GDP)
Internal Debt	4.1%	5.5%	8.7%	7.7%	7.9%
External Debt	36.1%	31.7%	27.0%	27.3%	29.2%
Total Public Debt (millions)	$11,629	$12,814	$14,265	$15,684	$18,231
Trade Data:
Exports (f.o.b.) Goods(6)(7) (millions)	$12,675	$16,926	$18,872	$17,160	$15,333
Imports (f.o.b.) Goods(6)(7) (millions)	$(17,218)	$(24,143)	$(25,413)	$(24,136)	$(25,710)
Merchandise Trade Balance(7) (millions)	$(4,543)	$(7,217)	$(6,541)	$(6,977)	$(10,337)
Current Account Surplus(7) (Deficit) (millions)	$(3,076)	$(4,993)	$(3,816)	$(4,920)	$(4,794)
Overall Balance of Payments Surplus (Deficit)(7) (millions)	$(1,281)	$(1,717)	$(970)	$(109)	$380
Total Official Reserves (at December 31) (millions)	$2,173	$1,772	$2,137	$2,412	$3,509

(R)	Revised figures.
(P)	Preliminary figures unless marked otherwise.
(1)	All monetary amounts in millions of U.S. dollars at current prices, unless otherwise noted.
(2)	Constant GDP figures are based on 2007 constant dollars in chained volume measure.
(3)	Including real estate, public administration, commerce, restaurants and hotels, financial services, the Colón Free Trade Zone (the “CFZ”), the Panama Canal, transportation and communications, public utilities and other services.
(4)	Including mining, manufacturing, agriculture and construction.
(5)	Including interest payments.
(6)	Including the CFZ.
(7)	Figures have been calculated pursuant to the fifth edition of the Balance of Payments Manual prepared by the IMF.
(8)	Figures for 2013 are revised figures.
(9)	Figures for 2012 are preliminary and for 2014 are estimated.

Sources: Directorate of Analysis and Economic Policies, Office of the Comptroller General, Banco Nacional de Panamá (“BNP”) and Ministry of Economy and Finance.

The Global Bonds

Issuer	Republic of Panama.

Securities Offered	3.875% Global Bonds due 2028.

Aggregate Principal Amount	U.S.$1,000,000,000

Maturity Date	March 17, 2028.

Issue Price	U.S.$990.15 per U.S.$1,000 principal amount plus accrued interest, if any, from March 17, 2016.

Interest Rate	3.875% per annum, computed on the basis of a 360-day year, consisting of twelve 30-day months.

Interest Payment Dates	Semi-annually in arrears on March 17 and September 17 of each year. The first interest payment date for the global bonds will be on September 17, 2016 and such payment will include interest from March 17, 2016.

Use of Proceeds	The net proceeds from the sale of the global bonds will be approximately U.S.$989,400,000 after deduction of the underwriting discount and the net expenses payable by Panama, estimated to be U.S.$250,000. Panama will use the proceeds for general budgetary purposes and for liability management transactions.

Aggregated Collective Action Clauses	The global bonds will be designated Aggregated Collective Action Securities and, as such, will contain provisions regarding future modifications to the terms of the global bonds that differ from those applicable to Panama’s outstanding public external indebtedness issued prior to March 16, 2015. Under these provisions, which are described under “Description of the Global Bonds—Meetings, Amendments and Waivers” in this prospectus supplement and “Aggregated Collective Action Securities” in the accompanying prospectus, Panama may amend certain key terms of the global bonds, including the maturity date, interest rate and other payment terms, without your consent.

Optional Redemption	The global bonds will be subject to redemption at the option of Panama before maturity. See “Description of the Global Bonds— Optional Redemption” in this prospectus supplement.

Sinking Fund	The holders of the global bonds will not be entitled to the benefit of any sinking fund.

Status	The global bonds will be unsubordinated, unsecured (subject to the provisions in the global bonds providing for securing such obligations in the event certain other obligations of Panama are secured), direct, unconditional and general obligations of Panama. The global bonds will be designated equal ranking securities and, as such, the global bonds will rank without any preference among themselves and equally with all other unsecured and unsubordinated public indebtedness of Panama. It is understood that this provision shall not be construed so as to require Panama to make payments under the global bonds ratably with payments being made under any other public indebtedness. See “Status of the Debt Securities” in the accompanying prospectus. Panama has pledged its full faith and credit for the due and punctual payment of principal and interest on the global bonds and all obligations of Panama in respect of the global bonds.

Denominations	The global bonds will be issued in denominations of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

Risk Factors	Risk factors relating to the global bonds:

•	The price at which the global bonds will trade in the secondary market is uncertain.

•	The global bonds will contain provisions that permit Panama to amend the payment terms without the consent of all holders.

Risk factors relating to Panama:

•	Panama is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

•	Certain economic risks are inherent in any investment in an emerging market country such as Panama.

•	Panama’s U.S. dollar monetary arrangements impose constraints on fiscal and monetary policies and on its ability to finance deficits.

•	An adverse change in Panama’s debt-to-GDP ratio could increase the burden of servicing Panama’s debt.

•	Panama’s economy remains vulnerable to external shocks, including the recent global economic crisis and those that could be caused by future significant economic difficulties of its major regional trading partners or by more general “contagion” effects, which could have a material adverse effect on Panama’s economic growth and its ability to service its public debt.

Further Issues

From time to time, without the consent of holders of the global bonds, and subject to the required approvals under Panamanian law, Panama may create and issue additional debt securities with the same terms and conditions as those of the global bonds (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the global bonds have as of the date of issuance of such additional debt securities. See “Description of the Global Bonds—Further Issues of the Bonds” and “Description

of the Global Bonds—Meetings, Amendments and Waivers” in this prospectus supplement.

Form	The global bonds will be represented by one or more book-entry securities in fully registered form, without coupons, and are and will be registered in the name of, and deposited with a custodian for, DTC. Beneficial interests in the global bonds will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants, unless certain contingencies occur, in which case the global bonds will be issued in definitive form. See “Description of the Global Bonds—Definitive Bonds” in this prospectus supplement.

Book-Entry System	Upon the issuance of the global bonds as book-entry securities, DTC or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the global bonds represented by the book-entry securities to the accounts of institutions (“DTC participants”) that have accounts with DTC or its nominee that the underwriter designates. Ownership of beneficial interests in the book-entry securities will be limited to DTC participants or persons that may hold interests through DTC participants. Ownership of beneficial interests in the book-entry securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of DTC participants) and on the records of DTC participants (with respect to interests of persons other than DTC participants). Investors may elect to hold interests in the global bonds through any of DTC, Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), if they are participants of such systems, or indirectly through organizations which are participants in such systems.

Fiscal Agent	The global bonds will be issued pursuant to a fiscal agency agreement, dated as of September 26, 1997, as amended by Amendment No. 1 thereto, dated September 4, 2003, and Amendment No. 2 thereto, dated February 13, 2015, between Panama and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.), as fiscal agent, paying agent, transfer agent and registrar.

Taxation	For a discussion of the Panama and United States tax consequences associated with the global bonds, see “Taxation—Panama Taxation” and “—United States Federal Income Taxation” in this prospectus supplement and “Debt Securities—Tax Withholding; Payment of Additional Amounts” in the accompanying prospectus. Investors should consult their own tax advisors in determining the non-U.S., U.S. federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the global bonds.

Payment of Principal and Interest

Principal of and interest on the bonds and any other amounts due with respect to the bonds will be payable in U.S. dollars or other legal tender of the United States. As long as the global bonds are in the form of book-entry securities, payment of principal and interest to investors will be made through the facilities of DTC.

Negative Pledge	The global bonds will contain certain covenants, including restrictions on the incurrence of certain Liens. See “Debt Securities—Negative Pledge” in the accompanying prospectus.

Events of Default	The global bonds will contain events of default the occurrence of which may result in the acceleration of Panama’s obligations under the global bonds prior to maturity upon notice by holders of at least 25% of the aggregate principal amount of the aggregate of the outstanding global bonds. See “Description of the Global Bonds— Default; Acceleration of Maturity” in this prospectus supplement.

Governing Law	The global bonds will be governed by the laws of the State of New York except with respect to their authorization and execution, which will be governed by the laws of the Republic of Panama.

Listing	Application will be made to list the global bonds on the Official List of the Luxembourg Stock Exchange and to have such global bonds admitted to trading on the Euro MTF Market.

Security Identifiers	ISIN: US698299BF03
Common Code: 138083179

CUSIP: 698299 BF0

RISK FACTORS

This section describes certain risks associated with investing in the global bonds. You should consult your financial and legal advisors about the risk of investing in the global bonds. Panama disclaims any responsibility for advising you on these matters.

Risk Factors Relating to the Global Bonds

The price at which the global bonds will trade in the secondary market is uncertain.

Panama has been advised by the underwriters that they intend to make a market in the global bonds but are not obligated to do so and may discontinue market making at any time without notice. Application will be made to list the global bonds on the Luxembourg Stock Exchange and to have the global bonds admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. No assurance can be given as to the liquidity of the trading market for the global bonds. The price at which the global bonds will trade in the secondary market is uncertain. In addition, Government-related entities in Panama may, from time to time, purchase a portion of the global bonds, further reducing the amount of global bonds outstanding and reducing the liquidity of the secondary markets for the global bonds.

The global bonds will contain provisions that permit Panama to amend the payment terms without the consent of all holders.

The global bonds will be designated Aggregated Collective Action Securities and, as such, will contain provisions regarding future modifications to the terms of the global bonds that differ from those applicable to Panama’s outstanding public external indebtedness issued prior to March 16, 2015. Under these provisions, which are described under “Description of the Global Bonds—Meetings, Amendments and Waivers” in this prospectus supplement and “Aggregated Collective Action Securities” in the accompanying prospectus, Panama may amend the payment provisions of any series of debt securities (including the global bonds) and other reserve matters listed in the fiscal agency agreement with the consent of the holders of: (1) with respect to a single series of debt securities, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually, whether or not certain “uniformly applicable” requirements are met.

Risk Factors Relating to Panama

Panama is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

Panama is a foreign sovereign state. As a result, it may be difficult or impossible for investors to obtain or enforce judgments against Panama, whether in an investor’s own jurisdiction or elsewhere. See “Jurisdiction and Enforcement” in the accompanying prospectus.

Certain economic risks are inherent in any investment in an emerging market country such as Panama.

Investing in an emerging market country such as Panama carries economic risks. These risks include many different factors that may affect Panama’s economic results, including the following:

•	interest rates in the United States and financial markets outside Panama;

•	political or governmental developments in Panama;

•	changes in economic or tax policies;

•	the imposition of trade barriers;

•	general economic and business conditions in Panama and the global economy;

•	the ability of the Panama Canal to remain a competitive route for inter-oceanic transportation;

•	hostilities or political unrest in other countries that may affect international trade, commodity prices and the global economy; and

•	the occurrence of natural disasters.

Any of these factors, as well as volatility in the markets for securities similar to the global bonds, may adversely affect the liquidity of, and trading markets for, the global bonds. See “Forward-looking Statements” in this prospectus supplement.

Panama’s U.S. dollar monetary arrangements impose constraints on fiscal and monetary policies and on its ability to finance deficits.

Public finance in Panama is heavily influenced by the U.S. dollar-based monetary arrangements in place since 1904. Panama has used the U.S. dollar as its legal tender since shortly after gaining its independence. The national currency, the Balboa, is used primarily as a unit of account linked to the U.S. dollar at a ratio of one dollar per one Balboa. The Government does not print paper currency, although a limited amount of coinage is minted. Although the absence of a printed national currency and the general absence of domestic budgetary financing through the banking system (other than from 1987 to 1989) reduce the risk of runaway inflation, they do impose constraints on fiscal and monetary policy, particularly for responding to external shocks, that are not present in countries that can finance their deficits by printing local currency through central banks that can act as lender of last resort. Panama’s non-financial public sector balance for 2010 registered a deficit of approximately $511.7 million (or 1.8% of nominal GDP). In 2011, Panama’s non-financial public sector balance registered a deficit of $703.1 million (or 2.0% of nominal GDP). In 2012, Panama’s non-financial public sector balance registered a deficit of $550.6 million (or 1.4% of nominal GDP). In 2013, Panama’s non-financial public sector balance registered a deficit of $1,026.0 million (or 2.3% of nominal GDP). In 2014, Panama’s non-financial public sector balance recorded a deficit of $1,563 million (or 3.4% of nominal GDP). In 2015, Panama’s non-financial public sector balance recorded a preliminary deficit of $1,460 million (or 2.8% of nominal GDP). Future deficits could result in an increase in Panama’s debt, which could in turn have an adverse effect on Panama’s ability to service its debt.

An adverse change in Panama’s debt-to-GDP ratio could increase the burden on servicing Panama’s debt.

For the fiscal year ended December 31, 2011, Panama’s ratio of total gross public sector debt to GDP was 38.5%. In 2012, Panama’s gross public debt to GDP ratio was 37.6% and in 2013 was 36.8%. Panama’s gross public debt to GDP ratio was 39.5% in 2014 and 39.1% in 2015. Any significant increase in Panama’s gross public sector debt-to-GDP ratio could have an adverse effect on Panama’s ability to service its debt. See “Recent Developments—The Economy” in this prospectus supplement.

Panama’s economy remains vulnerable to external shocks, including the recent global economic crisis and those that could be caused by future significant economic difficulties of its major regional trading partners or by more general “contagion” effects, which could have a material adverse effect on Panama’s economic growth and its ability to service its public debt.

Emerging-market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments.

A significant decline in the economic growth of, or relationships with, any of Panama’s major trading partners could adversely affect Panama’s economic growth. In addition, because international investors’

reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Panama could be adversely affected by negative economic or financial developments in other emerging market countries. Panama is also vulnerable to external developments due to its reliance on foreign creditors.

Economic growth slowed for fiscal year 2009, with real GDP growth of 4.0% for 2009 as compared to real GDP growth of 9.1% for 2008, due in part to the impact of the global economic crisis on the Panamanian economy. The United States, Panama’s main trading partner and the main source of customers of the Panama Canal, experienced a marked deceleration of economic activity during this time. In 2010, high economic growth resumed, measured by a real GDP growth rate of 5.9%. This trend continued in 2011 and 2012, with real GDP growth rates of 10.8% and 10.2%, respectively. Economic growth slowed for fiscal year 2013, with real GDP growth of 8.4% for 2013 because of a slowdown in the activity of the Colón Free Zone and reduced transits through the Canal. For 2014, real GDP grew by 6.1%, primarily due to port activity, air transport, financial intermediation, tourism, Panama Canal services and exports of banana, melon and watermelon. There can be no assurance that any crises such as those described above or similar events will not negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including Panama. In addition, there can be no assurance that these events will not adversely affect Panama’s economy, its ability to raise funding in the external debt markets in the future or its ability to service its public debt.

INCORPORATION BY REFERENCE

The SEC allows Panama to incorporate by reference some information that Panama files with the SEC. Panama can disclose important information to you by referring you to those documents. Panama’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Exhibit D to Panama’s annual report on Form 18-K for the year ended December 31, 2014, filed with the SEC on September 30, 2015, as may be amended from time to time, is considered part of and incorporated by reference in this prospectus supplement and the accompanying prospectus. You may also obtain copies of documents incorporated by reference, free of charge, at the office of the Luxembourg paying agent specified on the inside back cover of this prospectus supplement.

For purposes of Commission Regulation (EC) No. 809/2004, any information not listed in the cross reference table but included in the documents incorporated by reference is given for information purposes only:

EC No. 809/2004, as amended by EC No. 1289/2008 Item	Annual Report on Form 18-K for 2014

Issuer’s position within the governmental framework	“The Republic of Panama —Form of Government and Political Parties” on pages D-13 to D-14 of Exhibit D

Geographic location and legal form of the issuer	“The Republic of Panama” on pages D-12 to D-14 of Exhibit D

Recent events relevant to the issuer’s solvency	“The Panamanian Economy—Reforms and Development Programs” and “—Economic Performance—2010 Through 2014” on pages D-15 to D-23 of Exhibit D

Structure of the issuer’s economy	“Structure of the Panamanian Economy” on pages D-24 to D-27, “The Panama Canal” on pages D-28 to D-32, “The Colón Free Zone” on pages D-33 to D-34 and “Financial System” on pages D-44 to D-48 of Exhibit D

Gross domestic product	“The Panamanian Economy” on pages D-22 to D-23 of Exhibit D

Panama’s political system and government	“The Republic of Panama —Form of Government and Political Parties” on pages D-13 to D-14 of Exhibit D

Tax and budgetary systems of the issuer	“Public Finance—Central Government Budget” and “—Taxation” on pages D-39 to D-40 of Exhibit D

Gross public debt of the issuer	“Public Sector Debt” on pages D-58 to D-62 of Exhibit D

Foreign trade and balance of payments	“Foreign Trade and Balance of Payments” on pages D-49 to D-57 of Exhibit D

Foreign exchange reserves	“Public Finance—International Reserves” on pages D-42 to D-43 of Exhibit D

Financial position and resources	“Public Finance” on pages D-39 to D-43 of Exhibit D

Income and expenditure figures and 2013 Budget and 2014 Budget	“Public Finance—Central Government Budget” on pages D-39 to D-40 of Exhibit D

USE OF PROCEEDS

The net proceeds from the sale of the global bonds will be approximately U.S.$989,400,000, after deduction of underwriting discount and expenses payable by Panama, estimated to be U.S.$250,000. Panama intends to use the net proceeds of the offering for general budgetary purposes and for liability management transactions.

RECENT DEVELOPMENTS

The information included in this section supplements the information about Panama contained in Panama’s annual report for the year ended December 31, 2014, on Form 18-K filed with the SEC on September 30, 2015. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report.

Presentation of Economic and Other Information

The Office of the Comptroller General has updated the base year used for the System of National Accounts from 1996 to 2007. International best practices call for updating the constant GDP base year at least every 10 years to reflect structural changes in production, consumption and prices, and to ensure that the National Accounts provide a more accurate depiction of the economy given its dynamism.

Government financial statistics and related tables are presented in accordance with the IMF Government Finance Statistics Manual 1986 (“GFSM 1986”). Real sector statistics are presented in accordance with the UN 1993 System of National Accounts (“SNA 1993”); however, with the recent change of base year from 1996 to 2007, financial intermediation activity is being measured following the UN 2008 System of National Accounts (“SNA 2008”). Balance of payments statistics are prepared in accordance with the fifth edition of the IMF Balance of Payments Manual (“BPM5”).

Open unemployment figures are no longer presented. Unemployment figures are now used.

Political Developments

On December 10, 2015, President Juan Carlos Varela nominated Cecilio Cedalise and Angela Russo to serve as Justices of the National Supreme Court to fill vacancies from the departures in December 2015 of Justices Harley Mitchell and Nelly Cedeño. On December 21, 2015, the Assembly confirmed the nominations of Cedalise and Russo. Justices Cedalise and Russo were sworn into office and began their ten-year terms on January 4, 2016.

On October 20, 2015, the National Assembly approved Law 66 of October 20, 2015 (“Law 66”), which amends Law 37 of 2009, a law that decentralized public administration. Law 66 includes as stated objectives:

1) to reallocate property taxes between municipalities; 2) to establish a formula for the allocation of property tax for municipalities with lower income; 3) to direct the investment of allocated funds to specific areas; 4) to replace the “Decentralizing National Authority” with a “National Secretariat of Decentralization” and 5) to establish a Program for Public Investment and Municipal Services.

Pursuant to Law 66, municipalities receiving less than $0.5 million annually from property tax collection would receive the difference to reach $0.5 million. The differential would be obtained from municipalities that receive an excess of $0.5 million. Municipalities may apply the resources toward education and health; sports and recreation; residential public services; handicap accessibility of public infrastructure; social services; tourism and culture; and social and economic development. Law 66 provides for the allocated resources to be transferred to local governments within five days of the end of each quarter.

On July 1, 2015, Congressman Rubén de León was elected the new President of the National Assembly, with 39 of 71 votes (55%). Mr. de León has served in the National Assembly during four consecutive five-year periods, is a member of the PRD and will serve as President of the National Assembly for the period 2015-2016. Acting as his first vice-president is Congresswoman Katleen Levy, and his second vice-president is Congressman Raúl Hernández.

Recent Government Actions

On September 9, 2015, the Government announced that it reached an agreement with Fábrica Nacional de Carrocerías and Felgate Enterprises — owners of 100% of the shares of Transporte Masivo de Panama, S.A. (“TMPSA”), which had been the concessionaire and operator of Mi Bus (the public transportation provider in Panama City) — regarding a settlement of any present or future claim concerning the concession and a sale and purchase agreement to acquire the entire stock of TMPSA. On October 28, 2015, the Minister of the Presidency announced that employees of Mi Bus would be paid amounts to resolve certain employee claims. President Varela later announced that such amounts would be distributed to the employees from February 22 to February 29, 2016. As of February 29, 2016, approximately 58% of employees had received their payments.

On February 23, 2016, President Varela announced that the Government reached an agreement with subsidiaries of Finmeccanica S.p.A. toward resolving disputes concerning public contracts signed in 2010. The agreement included termination of a contract with Selex ES S.p.A. concerning radar equipment, acceptance of a contract for the purchase of six helicopters, and renegotiation of a contract for the development of a digital map of Panamanian territory. The settlement between the Government and the subsidiaries of Finmeccanica S.p.A. is subject to approvals from the Supreme Court of Panama.

On September 29, 2015, the Minister of Economy and Finance, Dulcidio De La Guardia, announced a formal request for a field visit of the Financial Action Task Force (FATF) in January 2016. The final field review visit was intended to certify that Panama has complied with all requirements to be removed from the FATF list of jurisdictions with strategic deficiencies in financial regulation, anti-money laundering actions (AML) and combating the financing of terrorism (CFT). This list is also commonly referred to as the FATF grey list. The visit was approved after Panama took action to implement Law 23 of April 27, 2015. This law created the National Intendancy for Money Laundering, Terrorist Actions and Weapons of Mass Destruction. Mr. Francisco Bustamante was appointed as the head of the institution, which will be supervised by the Ministry of Economy and Finance. On February 19, 2016, the FATF published a notice welcoming Panama’s significant progress in improving its AML and CFT regime, noting that Panama has established the legal and regulatory framework to meet the commitments in its action plan and announcing that Panama is therefore no longer on the grey list or subject to the FATF’s monitoring and compliance process. The Government will continue to work with the FATF on Latin America (GAFILAT) to implement legislative and regulatory reforms with respect to criminalization of money laundering and terrorist financing, freezing of terrorist assets, customer due diligence, the operations and functions of Panama’s Financial Intelligence Unit, suspicious transaction reporting requirements for all financial institutions and designated non-financial businesses and professions and effective mechanisms for international cooperation.

On June 23, 2015, Cabinet Resolution No. 60 authorized the Authority for Public Services and the Ministry of Economy and Finance to modify the national energy tariff for the second half of 2015. This modification included the elimination of the electricity subsidy for industrial and business purposes.

Elimination of the electricity subsidy for industrial and business purposes involves closing the Energetic Compensation Fund and the opening of a new fund, the West Tariff Fund. The West Tariff Fund is intended to direct the electricity subsidy to lower income households and to improve the efficiency of public resources. The new tariff scheme for the state allowance will be as follows: customers that consume less than 300 Kw/H of electricity will receive a 100% subsidy as of January 2016; customers that consume 301-350 Kw/H of electricity will receive a 66.7% of subsidy for the first half of 2016, a 33.3% subsidy for the second half of 2016, and then no subsidy as of January 2017. As of January 2016, customers that consume over 351 Kw/H of electricity will not receive an electricity subsidy.

Executive Decree No. 165 of July 1, 2014 established temporary price caps on 22 products that are part of the family food basket. The measure became effective on July 7, 2014 for an initial six-month period and has been extended, with certain adjustments to the caps, for three consecutive six-month periods. Most recently, Executive Decree No. 1 of January 5, 2016, effective January 7, 2016, extended the temporary price caps on the

22 products. The price caps apply throughout the national territory except for Darien province and the island territories (which may be subject to a later determination). Thirteen items have been assigned a maximum price and nine have been assigned both a maximum price and a maximum gross margin of sale, ranging from 10% to 15%. As to each of those nine items, retailers have an obligation to sell at least one brand at the maximum price and the rest of the brands at the maximum gross margin of sale. The Decree created a Price Adjustment Commission, comprised of the Ministers of Commerce and Industry, Agricultural Development and Economy and Finance, which evaluates price adjustment requests from companies or producers’ associations. This Commission was authorized to adjust prices on the regulated products in response to market conditions. Retailers that offer the remaining 28 products that are part of the family food basket listed in the Decree are required to give advance notice to the Authority for Consumer Protection and Defense of Competition of any increase in the retail price of any of these products.

The Economy

In 2015, preliminary nominal GDP is projected to be $51.7 billion, compared to nominal GDP of $49.2 billion in 2014.

In the first nine months of 2015, Panama’s real GDP was $26.3 billion, an estimated increase of 5.8% compared to $24.8 billion for the first nine months of 2014.

In the first nine months of 2015, mining activities increased 6.3% compared to the first nine months of 2014, primarily due to increased demand for raw materials, particularly sand and stone, from the construction industry, principally for residential building projects. In the first nine months of 2015, mining activities accounted for 1.8% of preliminary real GDP.

In the first nine months of 2015, the construction sector grew by 6.1% compared to the first nine months of 2014, primarily due to construction of residential buildings and ongoing public infrastructure projects. In the first nine months of 2015, the construction sector represented 15.4% of preliminary real GDP.

In the first nine months of 2015, the financial intermediation sector grew by 10.7% compared to the first nine months of 2014, primarily due to growth in international banking, private sector lending and insurance. In the first nine months of 2015, the financial intermediation sector accounted for 7.5% of preliminary real GDP.

In the first nine months of 2015, the transportation, storage and telecommunications sector grew by an estimated 5.4% compared to the first nine months of 2014, primarily due to Panama Canal operations, ports, and telecommunications, particularly mobile phone services, internet services, and cable television services. In the first nine months of 2015, the transportation, storage and telecommunications sector represented 14.7% of preliminary real GDP.

In the first nine months of 2015, the public utilities sector grew by 14.2% compared to the first nine months of 2014, primarily due to hydroelectricity generation, energy transmission and water services. In the first nine months of 2015, the public utilities sector represented a contribution of 3.6% of preliminary real GDP.

In the first nine months of 2015, manufacturing decreased an estimated 0.8% compared to the first nine months of 2014, primarily due to decreases in processing of fish and fish products; cement and concrete production; production of alcoholic beverages; and production of pharmaceuticals. In the first nine months of 2015, manufacturing represented 5.7% of preliminary real GDP.

In the first nine months of 2015, agricultural sector output increased 0.5% compared to the first nine months of 2014, primarily due to increases in rice, vegetables, palm oil, bananas, poultry and eggs. In the first nine months of 2015, agricultural sector output represented 2.6% of preliminary real GDP.

In the first nine months of 2015, fisheries registered a decrease of 7.1% compared to the first nine months of 2014, primarily due to decreased production of fish and seafood and lower exports of shrimp. In the first nine months of 2015, fisheries represented 0.9% of preliminary real GDP.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2010 to 2014:

TABLE NO. 3

Gross Domestic Product

	2010(R)	2011(R)	2012(P)	2013(P)	2014(E)
Gross Domestic Product in chained volume measure (millions of dollars)(1)	$24,460.5	$27,348.8	$29,873.0	$31,851.9	$33,780.0
% Change over Previous Year	5.8%	11.8%	9.2%	6.6%	6.1%
Gross Domestic Product (millions of dollars in nominal prices)	$28,917.2	$34,373.8	$39,954.8	$44,856.2	$49,165.8
% Change over Previous Year	8.7%	18.9%	16.2%	12.3%	9.6%

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.

Source: Office of the Comptroller General.

TABLE NO. 4

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2010(R)	2011(R)	2012(P)	2013(P)	2014(E)
Primary Activities:
Agriculture	$728.5	$761.8	$778.6	$790.4	$800.1
Fisheries	182.9	152.7	144.8	165.3	232.3
Mining	274.6	335.2	420.2	515.2	602.8
Total	$1,186.0	$1,249.7	$1,343.6	$1,470.9	$1,635.3
Industrial Activities:
Manufacturing	$1,673.2	$1,773.1	$1,913.8	$1,939.1	$1,956.7
Construction	2,286.9	2,793.0	3,581.4	4,694.6	5,351.9
Total	$3,960.2	$4,566.1	$5,495.2	$6,633.7	$7,308.6
Services:
Public utilities	$800.9	$941.8	$1,047.9	$1,145.4	$1,199.0
Commerce, restaurants and hotels	5,256.2	6,207.0	6,829.2	6,856.0	6,927.2
Transportation, storage and communications	3,850.1	4,374.9	4,558.6	4,632.2	4,887.1
Financial intermediation	1,914.6	2,053.8	2,249.4	2,430.4	2,505.2
Real estate	3,724.0	3,979.0	4,178.5	4,500.2	4,950.3
Public administration	912.1	948.5	975.5	937.2	961.0
Other services	2,364.0	2,485.4	2,593.4	2,721.8	2,844.0
Total	$18,821.8	$20,990.4	$22,432.6	$23,223.2	$24,273.8
Plus Import Taxes(2)	1,026.3	1,122.7	1,249.6	1,333.1	1,440.6
Less Imputed Banking Services	(568.3)	(624.0)	(702.9)	(740.0)	(749.9)
Gross Domestic Product in chained volume measure	$24,460.5	$27,348.8	$29,873.0	$31,851.9	$33,780.0

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.

Note: The discrepancy between the total and the sum of its components is due to statistical difference originated from utilizing moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

TABLE NO. 5

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product (percentage change)(1)

	2010(R)	2011(R)	2012(P)	2013(P)	2014(E)
Primary Activities:
Agriculture	0.1%	4.6%	2.2%	1.5%	1.2%
Fisheries	(24.7)%	(16.5)%	(5.2)%	14.1%	40.6%
Mining	35.3%	22.1%	25.3%	22.6%	17.0%
Total	1.1%	5.4%	7.5%	9.5%	11.2%
Industrial Activities:
Manufacturing	4.4%	6.0%	7.9%	1.3%	0.9%
Construction	8.5%	22.1%	28.2%	31.1%	14.0%
Total	6.7%	15.3%	20.3%	20.7%	10.2%
Services:(3)
Public utilities	3.6%	17.6%	11.3%	9.3%	4.7%
Commerce, restaurants and hotels	7.0%	18.1%	10.0%	0.4%	1.0%
Transportation, storage and communications	4.6%	13.6%	4.2%	1.6%	5.5%
Financial intermediation	(0.8)%	7.3%	9.5%	8.0%	3.1%
Real estate	8.9%	6.8%	5.0%	7.7%	10.0%
Public administration	3.4%	4.0%	2.8%	(3.9)%	2.5%
Other services	2.5%	5.1%	4.3%	4.9%	4.5%
Total	5.1%	11.5%	6.9%	3.5%	4.5%
Plus Import Taxes(2)	15.7%	9.4%	11.3%	6.7%	8.1%
Less Imputed Banking Services	0.1%	9.8%	12.6%	5.3%	1.3%
Gross Domestic Product in chained volume measure	5.8%	11.8%	9.2%	6.6%	6.1%

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.
(3)	Panama Canal and CFZ figures are not based on 2007 constant dollars, thus are not included in this table.

Source: Office of the Comptroller General.

The Panama Canal

The Canal plays a significant role in the Panamanian economy. In the Panama Canal Authority’s (the “PCA”) 2015 fiscal year, canal transits increased to 13,874 transits from 13,481 transits in 2014, while cargo tonnage increased to 229.1 million long tons in 2015 from 227.5 million long tons in 2014. According to the PCA, toll revenues for the fiscal year ended September 30, 2015 reached $1,994.2 million, an increase of 4.4% compared to revenues of $1,910.2 million in fiscal year 2014.

On average, from the Canal’s 2011 fiscal year to the Canal’s 2015 fiscal year, transits through the Canal increased by 0.1% and cargo tonnage increased by 2.4%. Factors such as the development of alternative land routes and the increasing size of vessels transiting the Canal have mitigated the increase in the number of vessels required to transport cargo. However, on average, from the Canal’s 2011 fiscal year to the Canal’s 2015 fiscal year, toll revenues have increased by 6.3% per annum, primarily due to an increase in toll rates.

As of September 30, 2015, the Canal’s total work force (which includes temporary and permanent employees) was 10,968. Among these employees, 8,956 were permanent workers and 2,012 were temporary workers.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2011 through 2015 (each ended on September 30):

TABLE NO. 8

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of U.S. dollars)	Long Tons of Cargo (millions)
2011	14,684	1,730.0	222.4
2012	14,544	1,852.4	218.1
2013	13,660	1,849.6	209.9
2014	13,481	1,910.2	227.5
2015	13,874	1,994.2	229.1

Source: Panama Canal Authority.

After more than one year of informal consultations with representatives from different segments of the maritime industry, the PCA published on January 5, 2015 a proposal for a new structure for tolls. A public comment period began on January 12, 2015, which included a public hearing on February 27, 2015. On April 14, 2015, the Cabinet issued Resolution No. 36 approving the new tolls structure, which is scheduled to take effect on April 1, 2016. The new tolls structure will affect charges for all segments of the market, except the category of domestic maritime conglomerate. The new tolls will be applied to traffic using the existing channel, as well as the additional traffic resulting from the construction of the third set of locks. Resolution No. 36 also modified rules for tolls and measurements for the segments of containerships, dry bulk, bulk liquid (tankers and gas tankers), car carriers and ro-ro (roll-on, roll-off) and created a segment for ships carrying liquefied natural gas.

As of September 30, 2015, PCA has received claims totaling approximately U.S.$3,480.8 million from the contractor Grupo Unidos por el Canal (GUPCSA) relating to alleged cost overruns in the Canal expansion project. In December 2014, the Dispute Adjudication Board (DAB), an entity created under the contract for construction of the third set of locks, ordered the PCA to pay $233.2 million plus interest with respect to a claim by GUPCSA concerning concrete mixtures and aggregates, for which GUPCSA had claimed $463.9 million. The PCA paid the sum due to GUPCSA, and, in March 2015, each party referred the dispute to arbitration under the International Chamber of Commerce (ICC) Rules of Arbitration. GUPCSA is seeking a total of $577.1 million, and the PCA is seeking a return of the amount it paid pursuant to the DAB decision. With respect to a dispute concerning the temporary cofferdam at the Pacific entrance, the DAB previously denied claims by GUPCSA totaling $138.0 million. In December 2013, GUPCSA submitted this dispute to arbitration under the ICC Rules of Arbitration, and its claims have since risen to $218.2 million as of September 30, 2015. The arbitral tribunal rescheduled a final hearing concerning these claims for July 2016. A GUPCSA claim amounting to U.S.$898.0 million, concerning an alleged interruption and delay, is still being assessed by the PCA. Other GUPCSA claims for an aggregate amount of U.S.$92.0 million were denied by the PCA. Some of these claims may be submitted by GUPCSA to the DAB in the coming months.

The Panama Canal Expansion Program was scheduled to start operations by year-end 2014. The third set of locks, originally scheduled to be completed by November 2014, is now expected to be completed by June 2016. On November 13, 2014, the PCA delivered a formal notice of claim to the GUPCSA with respect to the work to be completed after the November 2014 deadline. The PCA is seeking U.S.$300,000 for each day of delay, counting from the original contractually agreed deadline to the project completion date, up to a maximum amount of U.S.$54,600,000. Such amount will not be withheld by the PCA until there is an arbitral decision in accordance with the procedures of the International Chamber of Commerce. The PCA may file future claims for the total amount of any damages caused by the delay.

Employment and Labor

In August 2015, Panama’s labor force was preliminarily estimated at 1.826 million, an increase from 1.781 million in August 2014. The 1.826 million workers represented approximately 64.2% of the total working age population as of August 2015. The service segment employed 66.6% of the labor force as of August 2015, compared to 14.7% for the primary sector (consisting of agriculture and fisheries) and 18.7% for the industrial sector (principally consisting of manufacturing, mining and construction).

In 2015, the unemployment rate increased from 4.8% to 5.1%, mainly due to slower GDP growth.

The following table sets forth certain labor force and unemployment statistics for the five years ended August 2011 through August 2015:

TABLE NO. 9

Labor Force and Employment

	2011(R)	2012(R)	2013	2014	2015
Total Population(1)(4)	3,723.8	3,787.5	3,850.7	3,913.3	3,975.4
Working-Age Population(1)	2,603.4	2,659.8	2,719.8	2,782.1	2,846.6
Labor Force
Employed(1)	1,538.1	1,617.2	1,672.4	1,695.4	1,733.9
Unemployed(1)	72.2	68.3	71.5	85.9	92.3
Total	1,610.2	1,685.4	1,743.8	1,781.3	1,826.1

	(annual percentage change)
Total Population(4)	1.7%	1.7%	1.7%	1.6%	1.6%
Working-Age Population	6.2%	2.2%	2.3%	2.3%	2.3%
Labor Force
Employed	5.7%	5.1%	3.4%	1.4%	2.3%
Unemployed	(28.9)%	(5.4)%	4.7%	20.2%	7.4%
Total	3.4%	4.7%	3.5%	2.1%	2.5%

	(in percent)
Labor Force:
Participation Rate(2)	61.9%	63.4%	64.1%	64.0%	64.2%
Employment Rate(3)	95.5	95.9	95.9	95.2	94.9
Unemployment Rate	4.5	4.1	4.1	4.8	5.1

(R)	Revised figures.
(1)	In thousands.
(2)	Total labor force as percentage of working-age population.
(3)	Employed labor force as percentage of total labor force.
(4)	Estimates of total population are as of July 1 of each year.

Source: Office of the Comptroller General.

Public Finance

On November 24, 2015, the Assembly approved Panama’s 2016 budget, which contemplates total expenditures of U.S.$20.1 billion. The 2016 budget that the Varela administration proposed to the Assembly, which also totaled U.S.$20.1 billion, was based on 6.3% GDP growth, inflation of 1.9% and a non-financial public sector deficit of 1.5%. The proposed budget allocated U.S.$8.7 billion to social services, representing 43.4% of the proposed budget, which included U.S.$3.6 billion to health, U.S.$2.3 billion to education and culture and U.S.$2.0 billion to social security and protection.

Period Ended December 31, 2015

According to preliminary figures, the Central Government’s total revenues for the period ended December 31, 2015 totaled U.S.$7,223 million, an increase of 1.8% from U.S.$7,098 million in 2014. Capital expenditures were U.S.$3,285 million in 2015, a decrease of 2.2% compared to U.S.$3,358 million in 2014. Current savings were U.S.$1,046 million in 2015, which represents 2.0% of estimated 2015 GDP, a decrease compared to U.S.$1,358 million and 2.9% of GDP in 2014.

The non-financial public sector, which includes the Central Government, decentralized agencies (including the Caja de Seguro Social (“CSS”) and public universities) and non-financial public enterprises, had total revenues of U.S.$10,620 million as of December 31, 2015, an increase of 3.9% compared to U.S.$10,225 million in 2014. The increase was due mainly to an increase of Central Government non-tax revenues, as well as higher revenues from the CSS. Current savings for the non-financial public sector amounted to U.S.$2,121 million in the period ended December 31, 2015, a decrease of 3.0% compared to U.S.$2,188 million in 2014.

The table below sets forth the revenues and the expenditures of the Central Government for the periods indicated.

TABLE NO. 12

Fiscal Performance - Central Government

	Twelve-Month Period Ended December 31, (in millions of dollars)
	2014	2015
Total Revenues	7,098	7,222
Current Revenue	7,042	7,161
Tax Revenue	4,999	5,036
Non Tax Revenues	2,043	2,125
Capital Income	54	45
Donations	2	16
Total Expenditures	9,043	9,401
Current Expenditures	5,685	6,116
Capital Expenditures	3,358	3,285
Current Savings	1,357	1,045
Deficit	(1,945)	(2,179)
% of GDP	(4.2)%	(4.2)%

Source: Ministry of Economy and Finance.

The following table sets forth the revenues and the expenditures of the consolidated non-public financial sector for the periods indicated.

TABLE NO. 13

Fiscal Performance - Consolidated Non-Financial Public Sector

	Twelve-Month Period Ended December 31, (in millions of dollars)
	2014	2015
Total Revenues	10,225	10,621
Current Revenue	9,903	10,272
Capital Income	78	48
Donations	2	16
Total Expenditures	11,788	12,080
Current Expenditures	7,957	8,435
Capital Expenditures	3,830	3,645
Current Savings	1,946	2,121
Deficit	(1,563)	(1,460)
% of GDP	(3.4)%	(2.8)%

Source: Ministry of Economy and Finance.

Financial System

The Banking Sector

As of September 30, 2015, total assets of the banking sector were U.S.$116,024.7 million, approximately 10.4% higher than U.S.$105,088.5 million as of the same date in 2014. As of September 30, 2015, deposits in the banking sector were approximately U.S.$82,850.6 million, approximately 8.2% higher than U.S.$76,560.3 million as of the same date in 2014.

The table below sets forth information on the banking sector at September 30 of 2014 and 2015:

TABLE NO. 18

The Banking Sector

(in millions of dollars)

	September 30,
	2014	2015
Assets:
Liquid Assets:
Deposits in local banks	$4,027	$3,532
Deposits in foreign banks	15,040	16,227
Other	1,005	918
Total Liquid Assets	20,073	20,678
Loans	64,375	71,354
Investments in Securities	17,233	19,511
Other assets	3,408	4,482
Total Assets	105,088	116,025

	September 30,
	2014	2015
Liabilities:
Deposits:
Internal:
Official	7,150	8,521
Public	34,094	35,774
Banks	4,065	3,645
Total Internal Deposits	45,309	47,939
External:
Official	58	1,352
Public	22,955	23,823
Banks	8,237	9,737
Total External Deposits	31,251	34,911
Total Deposits	76,560	82,851
Obligations	14,525	17,147
Other Liabilities	2,850	3,861
Total Liabilities	93,936	103,858
Capital and Reserves	11,153	12,167
Total Liabilities and Capital	$105,088	$116,025

Source: Superintendency of Banks.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

In the first nine months of 2015, Panama’s exports of goods (FOB), excluding the CFZ, totaled U.S.$536.2 million, a decrease of 14.8% compared to U.S.$629.1 million for the same period in 2014. For the first nine months of 2015, Panama’s imports of goods (CIF), excluding the CFZ, totaled U.S.$8,916.2 million, a decrease of 12.0% compared to U.S.$10,134.3 million for the same period in 2014.

In the first nine months of 2015, banana and pineapple exports totaled U.S.$87.6 million, a 3.7% decrease from U.S.$91.0 million for the same period in 2014. The decrease in exports resulted from lower demand for pineapples from Netherlands.

In the first nine months of 2015, shrimp exports totaled U.S.$42.9 million, a 23.8% decrease from U.S.$56.3 million for the same period in 2014 due to lower prices and demand.

In the first nine months of 2015, exports of frozen yellow fin tuna and fresh and frozen fish filets totaled U.S.$30.2 million, a 17.3% decrease from U.S.$36.6 million for the same period in 2014. This decrease during the first nine months of 2015 was attributable to lower demand from the United States and Costa Rica.

In the first nine months of 2015, fishmeal exports amounted to U.S.$20.4 million, a decrease of 53.3% from U.S.$43.7 million for the same period in 2014. The decrease in exports of fishmeal was due to adverse environmental factors.

In the first nine months of 2015, petroleum derivatives exports were U.S.$0.57 million, a decrease of 47.8% compared to U.S.$1.1 million for the same period in 2014. The decrease in the value of petroleum derivatives exports resulted from lower petroleum prices.

In the first nine months of 2015, Panama’s largest trading partners for exports were the United States, Germany and Costa Rica, with exports amounting to U.S.$101.0 million, U.S.$67.0 million and U.S.$40.6 million, respectively.

In the first nine months of 2015, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$2,314.5 million, U.S.$829.8 million and U.S.$456.6 million, respectively.

In the first nine months of 2015, Panama’s imports from the CFZ totaled U.S.$709.1 million, a decrease of 15.5% compared to U.S.$839.0 million for the same period in 2014.

The following tables set forth the composition of Panama’s imports and exports for the years indicated:

TABLE NO. 20

Composition of Merchandise Exports,(1) F.O.B.

(in millions of dollars)

	2011(R)	2012(R)		2013(R)		2014(R)		2015(P)
Petroleum(2)	$0.8	$0.6		$3.6		$1.3		$0.7
Non-petroleum Merchandise Exports:
Bananas	86.3	85.9		90.6		92.9		96.0
Muskmelon	5.6	5.9		4.0		3.4		4.6
Watermelon	16.6	15.8		16.5		17.1		14.1
Sugar	37.2	34.5		24.0		27.0		19.6
Shrimp	37.7	40.5		74.7		79.2		54.3
Coffee	9.4	7.1		6.9		8.8		1.7
Fishmeal(3)	14.4	19.8		34.8		52.2		31.5
Frozen yellow fin tuna, fresh and frozen fish filet	46.7	33.8		36.5		46.7		41.8
Gold	70.3	115.8		66.5		1.1		0.0
Pineapples	32.0	37.1		44.1		31.9		21.8
Clothing	12.2	10.1		7.1		5.3		4.8
Meat from cattle	18.2	24.7		25.2		25.4		20.9
Standing cattle	0.3	3.1		1.9		0.5		1.8
Leather and similar products	14.2	17.9		21.6		22.3		18.9
Other	337.0	369.1		385.8		402.2		363.1
Total	785.0	821.6		843.9		817.2		695.7
Re-exports other than CFZ	135.7	155.5	(4)	189.2	(4)	208.5	(5)	219.3	(5)
Total	$920.7	$977.1		$1,033.1		$1,026.7		$915.0

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.
(2)	Petroleum exports primarily consist of maritime and aviation fuel sales.
(3)	Including fish oil.
(4)	Preliminary figure.
(5)	Estimated figure.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 21

Composition of Merchandise Imports,(1) C.I.F.

(in millions of dollars)

	2011(R)	2012(R)	2013(R)	2014(R)	2015(P)
Consumer Goods	$5,385.0	$5,928.9	$6,020.8	$6,309.0	5,314.6
Non-durable	1,403.5	1,560.3	1,671.4	1,787.0	1,905.6
Semi-durable	1,006.5	1,183.5	1,199.1	1,311.3	1,321.3
Domestic utensils	549.4	545.2	514.7	452.9	464.3
Fuels and lubricants	2,425.6	2,639.9	2,635.5	2,757.8	1,623.4
Intermediate Goods	2,913.8	3,160.9	3,216.5	3,533.9	3,257.7
Agricultural raw materials	210.9	222.2	226.6	214.5	180.1
Industrial raw materials	1,571.1	1,662.9	1,671.2	1,685.4	1,801.7
Construction materials	1,005.7	1,159.0	1,194.4	1,495.1	1,137.5
Other intermediate goods	126.1	116.8	124.3	138.9	138.4
Capital Goods	3,040.9	3,404.5	3,798.1	3,864.3	3,563.8
Agricultural	61.5	71.8	57.5	57.5	51.2
Industrial, construction and electricity	1,024.5	1,216.0	1,264.9	1,460.0	1,207.4
Transportation equipment & telecommunication	1,087.2	1,102.2	1,405.0	1,316.0	1,279.6
Other capital goods	867.6	1,014.5	1,070.6	1,030.7	1,025.7
Total	$11,339.7	$12,494.3	$13,035.4	13,701.2	12,136.1

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.

Source: Office of the Comptroller General.

International Trade

On January 23, 2013, Colombia issued a decree that imposed supplemental import tariffs as of March 1, 2013 on certain textiles, apparel and footwear coming from countries where no trade agreement with Colombia was in force. On June 18, 2013, Panama lodged a complaint at the WTO against Colombia claiming that the effective import tariff applied to those products is higher than the maximum allowed under WTO agreements. On January 15, 2014, the Director General of the WTO established a panel to hear Panama’s complaint. On November 27, 2015, the WTO panel issued a report in which it concluded that the measures complained of were inconsistent with provisions of the General Agreement on Tariffs and Trade and recommended that Colombia bring the disputed measures into conformity with its obligations. On January 22, 2016, Colombia submitted a notification of its decision to appeal to the WTO Appellate Body certain issues of law and legal interpretation in the panel report. Panama anticipates a report to be issued by the WTO Appellate Body by April 2016.

Foreign Direct Investment

Panama’s foreign direct investment (FDI) for 2014 was $4,309.5 million, an increase of 9.3%, from the $3,943.2 million of FDI recorded in 2013. In 2014, approximately 57% of FDI was attributable to reinvested earnings, approximately 35% of FDI was attributable to purchases of shares of domestic companies by non-resident investors, mainly in the hospitality, real estate and manufacturing sectors; and the remaining approximately 8% of FDI was attributable to other capital. In 2014, $327.7 million of FDI, representing 7.6% of total 2014 FDI, was capital invested in the CFZ, a decrease compared to 2013 when $512.9 million of FDI, representing 13.0% of total 2013 FDI, was invested in the CFZ.

FDI inflows for the first three months of 2015 totaled $1,705.8 million, a 32.2% increase compared to the first three months of 2014, when $1,290.3 million of FDI inflows were recorded.

The following table sets forth FDI in Panama by investor resident country for 2011 through 2014:

TABLE NO. 23

Foreign Direct Investment in Panama by Investor Resident Country

Investor Residence Country	Foreign Direct Investment
	(in thousands of U.S.$)
	2011(R)	2012(R)	2013(P)	2014(P)
TOTAL	3,152,605	3,210,533	3,943,232	4,309,466
EUROPE	888,317	(345,370)	953,199	960,543
European Union	667,997	(508,682)	711,428	767,098
Germany	105,824	112,804	92,473	74,750
Belgium	23,472	(130,017)	205,885	166,427
Denmark	(336)	(38,786)	28,573	23,097
Spain	133,462	67,956	146,536	191,484
France	9,869	12,225	(13,215)	17,343
Italy	76,805	20,773	31,956	25,832
Netherlands	(113,577)	244,258	(1,740)	(1,407)
United Kingdom	456,516	(708,905)	71,955	149,123
Sweden	7,982	21,676	13,705	11,078
Other Countries(1): Greece, Hungary, Ireland, Poland, Portugal, and Finland	(32,020)	(110,666)	135,300	109,370
Other European Countries	220,320	163,312	241,771	193,446
Andorra	(1,915)	4,567	2,634	3,930
Norway	1,020	3,240	(446)	(361)
Switzerland	215,937	152,073	231,846	183,622
Other countries(1): Liechtenstein, Russia and Turkey	5,278	3,432	7,737	6,254
AFRICA	191,425	612,130	245,607	198,536
South Africa	191,425	612,130	245,607	198,536
AMERICA	1,755,018	2,347,723	2,657,894	2,820,921
North America	870,948	1,074,991	1,587,297	1,316,901
Canada	47,692	1,097,219	505,104	408,300
United States	651,965	28,472	715,297	612,021
Mexico	171,291	(50,700)	366,896	296,580
Central America and the Caribbean	212,085	363,367	449,630	413,212
Aruba	(12,808)	3,589	(1,447)	(1,170)
Bahamas	786	34,082	6,308	5,099
Barbados	3,018	132	2,346	1,896
Costa Rica	114,624	51,690	319,509	258,275
Cuba	1,229	688	624	504
El Salvador	22,862	43,088	39,649	32,050
Guatemala	28,494	26,040	17,537	15,984
Honduras	(10,739)	42,151	3,986	11,399
Jamaica	4,022	13,888	23,556	19,041
Nicaragua	(478)	21,388	13,128	32,925
Puerto Rico	(101,974)	7,474	5,967	4,823
Dominican Republic	29,916	30,990	15,328	29,846
Other countries(1): Belize, Cayman Islands, Haiti, Leeward Islands (UK), San Martin Island, Virgin Islands (USA), Trinidad and Tobago	133,133	88,167	3,140	2,538

Investor Residence Country	Foreign Direct Investment
	(in thousands of U.S.$)
	2011(R)	2012(R)	2013(P)	2014(P)
South America	671,985	909,365	620,967	1,090,808
Argentina	3,399	6,010	16,653	12,663
Bolivia	(1)	30	76	61
Brazil	19,993	122,440	27,055	21,870
Chile	(29,929)	9,418	28,547	23,076
Colombia	486,001	533,340	305,440	911,899
Ecuador	12,527	12,294	28,178	20,499
Peru	182,430	25,062	55,176	32,037
Venezuela	(2,435)	200,771	159,842	68,703
ASIA	308,254	588,482	83,641	327,129
Middle and Near East	(23,131)	6,475	1,998	(19,671)
Israel	484	4,921	4,177	(17,910)
Lebanon	(23,615)	1,554	(2,179)	(1,761)
Central Asia, southern and other Persian Gulf countries	15,613	67,362	(1,849)	(1,494)
India	(714)	1,677	1,187	960
Singapore	17,468	63,651	(3,815)	(3,084)
Other countries(1): Philippines, Pakistan, & Saudi Arabia	(1,141)	2,034	779	629
East Asia	315,772	514,645	83,491	348,294
China, Hong Kong	11,310	2,150	1,598	1,292
China, Democratic People’s Republic of Korea (North Korea)	548	76,798	(7,392)	34,877
Republic of Korea (South of Korea)	184,165	422,510	(24,865)	48,532
Japan	6,221	998	3,354	2,712
Republic of China (Taiwan)	113,528	12,189	110,796	260,882
OTHER COUNTRIES(1): Angola, Uruguay and Australia	9,591	7,568	2,891	2,337

Note: Totals may differ due to rounding.

(R)	Revised data.
(P)	Preliminary data.
(1)	Due to statistical confidentiality, countries with two or fewer direct investors have been consolidated in this line.

Source: Office of the Comptroller General.

The following table sets forth FDI in Panama by category of economic activity for 2011 through 2014:

TABLE NO. 24

Foreign Direct Investment in Panama by Category of Economic Activity

Category of Economic Activity	Foreign Direct Investment
	(in thousands of U.S.$)
	2011(R)	2012(R)	2013(P)	2014(P)
TOTAL	3,152,605	3,210,533	3,943,232	4,309,466
Agriculture, cattle, hunting and forestry	54,542	14,274	43,611	47,661
Mining and quarrying	39,446	1,149,420	432,633	472,814
Manufacturing industries	297,883	520,404	326,474	356,796
Electricity, gas and water supplies	278,613	(122,648)	258,306	282,297
Construction	175,444	117,198	103,435	113,042
Wholesale and retail	971,776	954,586	1,105,891	1,208,602
Transport, storage and mail	282,751	463,498	430,228	470,186
Hotels and restaurants	39,301	623	1,961	2,143
Information and communication	34,473	(333,039)	294,515	321,869
Finance and insurance activities	642,553	408,939	643,242	702,984
Real estate activities	94,901	28,514	11,961	13,072
Professional, scientific and technical activities	82,201	27,061	31,017	33,898
Administrative activities and support services	85,330	(51,000)	193,511	211,484
Education	12,453	11,338	7,021	7,673
Social and health related services	9,648	(359)	4,622	5,051
Arts, entertainment and related activities	(6,446)	23,150	52,934	57,850
Other services activities	57,736	(1,426)	1,870	2,044

NOTE: Totals may differ due to rounding.

(R)	Revised data.
(P)	Preliminary data.

Source: Office of the Comptroller General.

Balance of Payments

For 2015, the current account balance registered an estimated deficit of $3,377.1 million, a decrease of 29.6% compared to a $4,794.4 million preliminary deficit in 2014. As of December 31, 2015, the capital and financial account balance registered an estimated surplus of $3,245.9 million, a decrease of 41.0% compared to a $5,497.1 million preliminary surplus in 2014.

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is important to consider the effect of the CFZ and the significant amount of merchandise passing through it. In 2015, Panama had an estimated $11,870.5 million in non-CFZ merchandise imports, a decrease of 12.6% compared to a preliminary $13,576.1 million in 2014, while imports to the CFZ in 2015 were an estimated $9,428.3 million, a decrease of 3.8% compared to a preliminary $9,802.6 million in 2014. In 2015, Panama had an estimated $1,237.9 million in non-CFZ merchandise exports, a decrease of 5.0% compared to a preliminary $1,302.5 million in 2014, while CFZ re-exports in 2015 were an estimated $10,151.5 million, a decrease of 11.7% compared to a preliminary $11,501.7 million in 2014.

Excluding the CFZ, Panama historically has registered large merchandise trade deficits. In 2015, the merchandise trade deficit excluding the CFZ was an estimated $10,896.7 million, a decrease of 12.2% from a preliminary $12,404.3 million merchandise trade deficit in 2014. However, these deficits have been significantly offset by the economic value added by the CFZ. In 2015, the merchandise trade deficit including the CFZ was an estimated $9,708.6 million, a decrease of 6.4% compared to a preliminary $10,377.0 million merchandise trade deficit including the CFZ in 2014. Segments within the service sector of the Panamanian economy, including ports and the Panama Canal, also help offset the merchandise trade deficit. In 2015, the service sector had a net balance of payments surplus of an estimated $9,998.6 million, an increase of 23.4% compared to a preliminary $8,100.0 million in 2014.

TABLE NO. 25

Balance of Payments(1)

(in millions of dollars)

	2011(R)	2012(R)	2013(P)	2014(P)	2015(E)
Current Account:
Merchandise Trade(2)
Exports (f.o.b.)	16,926.2	18,872.1	17,056.9	15,332.8	12,783.7
Imports (f.o.b.)	(24,143.4)	(25,412.6)	(26,596.7)	(25,709.8)	(22,492.3)
Balance	(7,217.2)	(6,540.5)	(9,539.8)	(10,377.0)	(9,708.6)
Services	3,932.9	5,164.3	7,783.1	8,100.0	9,998.6
Rent(3)	(1,911.4)	(2,534.2)	(2,706.7)	(2,637.6)	(3,599.4)
Unilateral Transfers(4)	202.4	94.0	62.5	120.2	(67.7)
Balance	(4,993.3)	(3,816.4)	(4,400.9)	(4,794.4)	(3,377.1)
Capital and Financial Account:
Capital Account	8.9	—	28.2	24.2	26.9
Financial Account	3,075.1	2,728.9	4,191.4	5,472.9	3,219.0
Direct Investment	2,956.2	3,161.7	3,612.3	3,980.3	4,510.7
Portfolio Investment	(520.7)	(162.0)	22.1	172.0	(1,861.9)
Other Capital	639.6	(270.8)	557.0	1,320.6	570.2
Assets	(3,948.7)	(3,447.0)	(2,987.7)	(5,215.5)	(4,779.0)
Liabilities	4,588.3	3,176.2	3,544.7	6,536.1	5,349.2
Balance	3,084.0	2,728.9	4,219.6	5,497.1	3,245.9
Errors and Omissions (net)	191.9	117.3	72.0	(322.4)	(985.9)
Overall Surplus (Deficit)	(1,717.4)	(970.2)	(109.3)	380.3	(1,117.1)
Financing	1,717.4	970.2	109.3	(380.3)	1,117.1
Reserve Assets	228.2	(24.2)	(401.5)	(1,205.0)	210.3
Use of IMF credit and IMF loans	—	—	—	—	—
Exceptional Financing	1,489.2	994.4	510.8	824.7	906.8

(E)	Estimated figures.
(P)	Preliminary figures.
(R)	Revised figures.
(1)	Figures have been calculated pursuant to Fifth Edition of the Balance of Payments Manual prepared by IMF.
(2)	Includes CFZ figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and migrant transfers.

Source: Office of the Comptroller General.

Public Debt

Year Ended December 31, 2015.

Internal Debt

As of December 31, 2015, Panama’s public sector internal debt represented approximately 22.7% of total public sector debt. As of December 31, 2015, public sector internal debt totaled approximately $4.6 billion, an increase of $694.7 million from December 31, 2014. This increase was due in part to the issuance of a Treasury Note due 2019. Panama’s public sector internal debt as a percentage of GDP was 8.9% as of December 31, 2015 (based on a preliminary nominal GDP of $51,677 million for 2015).

The following table sets forth Panama’s outstanding public sector internal debt at year-end for 2011 to 2015:

TABLE NO. 26

Total Public Sector Internal Debt

(in millions of dollars)

	December 31,
	2011	2012	2013	2014	2015
Private Sector Sources:
Treasury notes	$1,133.0	$1,133.0	$1,022.8	$1,688.0	$1,949.1
Treasury bills	264.1	415.1	449.5	307.0	604.0
Domestic bonds	0.0	1,364.0	1,464.0	1,464.0	1,464.0
Long-term private financing	24.8	20.5	16.1	11.8	7.4

Total	$1,421.9	$2,932.6	$2,952.4	$3,470.8	$4,024.6
Public Sector Sources:
Official banking institutions	481.9	550.2	500.1	408.0	548.8

Total	$481.9	$550.2	$500.1	$408.0	$548.8
Total Public Sector Internal Debt	$1,903.8	$3,482.8	$3,452.5	$3,878.7	$4,573.4

Source: Ministry of Economy and Finance.

External Debt

As of December 31, 2015, total public sector external debt was approximately $15.6 billion, an increase of $1.3 billion from December 31, 2014. Panama’s public sector external debt as a percentage of GDP was 30.3% as of December 31, 2015 (based on a preliminary nominal GDP of $51,677 million for 2015), a decrease compared to 29.2% of preliminary nominal GDP of $49.2 billion in 2014.

The following table sets forth the composition of the public sector external debt outstanding at year-end of each year from 2011 to 2015:

TABLE NO. 27

Total Public Sector External Debt(1)

(in millions of dollars)

	December 31,
	2011	2012	2013	2014	2015
Commercial banks	$216.0	$302.2	$693.3	$1,021.4	$889.5
Bonds	8,274.1	7,725.7	8,307.1	9,509.1	10,377.4
Multilateral agencies	2,039.4	2,403.0	2,937.4	3,575.6	4,119.4
Bilateral entities	380.9	351.6	293.3	246.2	223.1

Total	$10,910.4	$10,782.5	$12,231.1	$14,352.2	$15,648.3

(1)	Debt stated at its outstanding principal amount and not at trading value in the secondary market. All external debt of the Republic is funded debt. Currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate as of December 31, 2015.

Source: Ministry of Economy and Finance.

The following table sets forth the scheduled amortizations for public sector external debt for each of the years indicated:

TABLE NO. 28

Total Public Sector External Debt Amortization(1)

(in millions of dollars)

	2016	2017	2018	2019	2020-2053
Multilaterals
World Bank	70.0	72.3	72.1	72.1	742.3
Inter-American Development Bank	143.8	170.3	163.9	152.9	1,581.0
International Fund for Agricultural Development	0.1	0.0	0.0	0.0	0.0
Development Bank of Latin America	40.3	49.6	52.9	60.7	602.3
European Investment Bank	3.9	4.6	4.6	4.6	27.7
The OPEC Fund for International Development	4.7	4.7	4.7	4.7	47.2
Total	262.8	301.6	298.3	295.0	3,000.5
Bilaterals	20.8	17.1	14.0	14.0	157.3
Bonds	0.0	0.0	0.0	0.0	10,377.4
Commercial Debt	145.4	145.4	106.2	93.1	399.4
Total	166.3	162.5	120.1	107.1	10,934.1

(1)	Projections based on outstanding balance as of December 31, 2015.

Source: Ministry of Economy and Finance.

DESCRIPTION OF THE GLOBAL BONDS

Panama will issue the global bonds under the fiscal agency agreement, dated as of September 26, 1997, as amended by Amendment No. 1 thereto, dated September 4, 2003, and Amendment No. 2 thereto, dated February 13, 2015, between Panama and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.), as fiscal agent. Panama has appointed a registrar, paying agent and transfer agent in accordance with the fiscal agency agreement.

The following description is a summary of the material provisions of the global bonds and the fiscal agency agreement. Because it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the global bonds. Therefore, Panama urges you to read the fiscal agency agreement and the form of global bond in making your decision on whether to invest in the global bonds. Panama has filed a copy of these documents with the SEC, and copies of these documents are available at the office of the fiscal agent in New York City.

The following description of the particular terms of the global bonds offered hereby supplements and, to the extent inconsistent therewith, replaces information contained in the description of the general terms and provisions of the debt securities set forth in the prospectus.

General Terms of the Global Bonds

The global bonds:

•	will be issued in an aggregate principal amount of U.S.$1,000,000,000;

•	will mature at par, including any accrued and unpaid interest, on March 17, 2028;

•	will bear interest at 3.875% per annum accruing from March 17, 2016, calculated on the basis of a 360- day year, consisting of twelve 30-day months;

•	will pay interest semi-annually in arrears in equal installments on March 17 and September 17 of each year, beginning September 17, 2016 to be paid to the person in whose name the global bond is registered at the close of business on the preceding March 2 or September 2, respectively, whether or not a business day;

•	will be redeemable at the option of Panama before maturity (see “—Optional Redemption”);

•	will not entitle its holders to the benefit of any sinking fund;

•	will be unsubordinated, unsecured (subject to the provisions in the global notes providing for securing such obligations in the event certain other obligations of Panama are secured), direct, unconditional and general obligations of Panama. The global bonds will be designated equal ranking securities and, as such, the global bonds will rank without any preference among themselves and equally with all other unsecured and unsubordinated public indebtedness of Panama. It is understood that this provision shall not be construed so as to require Panama to make payments under the global bonds ratably with payments being made under any other public indebtedness. See “Status of the Debt Securities” in the accompanying prospectus. Panama has pledged its full faith and credit for the due and punctual payment of principal and interest on the global bonds and all obligations of Panama in respect of the global bonds;

•	will be recorded on, and transferred through, the records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream, Luxembourg;

•	will be issued in fully registered book-entry form, without coupons, registered in the name of DTC or its nominee in denominations of $200,000 and integral multiples of $1,000 in excess thereof; and

•	will be available in definitive form only under certain limited circumstances.

The global bonds will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to the Republic’s outstanding Public External Indebtedness issued prior to March 16, 2015. These provisions are referred to as “aggregated collective action clauses.” Under these provisions, Panama may amend the payment provisions of the global bonds and other reserve matters listed in the fiscal agency agreement with the consent of the holders of: (1) with respect to a single series of debt securities, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, whether or not certain “uniformly applicable” requirements are met, more than 66 2/3% of the aggregate principal amount of the outstanding bonds of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually.

Additionally, if an event of default has occurred and is continuing with respect to the global bonds, the global bonds may be declared to be due and payable immediately by holders of not less than 25% of the outstanding aggregate principal amount of the global bonds. Those provisions are described in the sections entitled “—Events of Default; Acceleration of Maturity” and “—Meetings, Amendments and Waivers” in this prospectus supplement and “Aggregated Collective Action Securities” in the accompanying prospectus.

Optional Redemption

Prior to December 17, 2027 (three months prior to the maturity date of the global bonds), the global bonds will be redeemable, in whole or in part, at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of the global bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the global bonds being redeemed (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined below), plus 30 basis points (“Make-Whole Amount”), plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

At any time on or after December 17, 2027 (three months prior to the maturity date of the global bonds), the global bonds will be redeemable, in whole or in part at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the global bonds to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption.

For this purpose, the following terms have the following meanings:

•	“Treasury Yield” means, with respect to the redemption date, the rate per year equal to the semi- annual equivalent yield to maturity or interpolated (on a day-count basis) yield to maturity of the applicable Comparable Treasury Issue, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

•	“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker appointed by Panama as having an actual or interpolated maturity comparable to the remaining term of the global bonds, or such other maturity as would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of comparable maturity to the remaining term of the global bonds.

•	“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such redemption date, or (2) if Panama obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

•	“Independent Investment Banker” means either Credit Suisse Securities (USA) LLC or Morgan Stanley & Co. LLC or their respective successors or, if such firms are unwilling or unable to select the Comparable Treasury Issue, one of the remaining Reference Treasury Dealers appointed by Panama.

•	“Reference Treasury Dealer” means any of Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC or their affiliates and any three other primary United States government securities dealers in New York City (a “Primary Treasury Dealer”) selected by Panama; provided that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Republic will substitute such dealer for another Primary Treasury Dealer.

•	“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Panama, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to Panama by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding such redemption date.

Panama will mail, or cause to be mailed, a notice of redemption to each holder by first-class mail, postage prepaid, at least 30 days and not more than 60 days prior to the redemption date, to the address of each holder as it appears on the register maintained by the registrar. A notice of redemption will specify the redemption date and may provide that it is subject to certain conditions that will be specified in the notice. If those conditions are not met, the redemption notice will be of no effect and Panama will not be obligated to redeem the notes.

In the event that fewer than all of the global bonds are to be redeemed at any time, selection of global bonds for redemption will be made in compliance with the requirements governing redemptions of the principal securities exchange, if any, on which global bonds are listed or if such securities exchange has no requirement governing redemption or the global bonds are not then listed on a securities exchange, by lot (or, in the case of global bonds issued in global form, based on the applicable procedures of DTC). If global bonds are redeemed in part, the remaining outstanding amount of any bond must be at least equal to U.S. $200,000 and be an integral multiple of U.S. $1,000.

Unless Panama defaults in the payment of the redemption price, on and after the redemption date interest will cease to accrue on the global bonds called for redemption.

Payments of Principal and Interest

Panama will make payments of principal of and premium and interest on the global bonds in U.S. dollars through the fiscal agent to DTC, which will receive the funds for distribution to the holders of the global bonds. Panama expects that holders of the global bonds will be paid in accordance with the procedures of DTC and its direct and indirect participants. Neither Panama nor the fiscal agent will have any responsibility or liability for any aspect of the records of, or payments made by, DTC or any failure on the part of DTC to make payments to holders of the global bonds from the funds it receives.

If any date for an interest or principal payment is a day on which banking institutions in New York City are authorized or obligated by law or executive order to be closed, Panama will make the payment on the next New York City banking day. No interest on the global bonds will accrue as a result of this delay in payment.

If any money that Panama pays to the fiscal agent or to any paying agent for the payment of principal of or premium or interest on the global bonds is not claimed prior to the expiration of two years after the principal or premium or interest was due and paid by Panama, then the fiscal agent or paying agent will repay the money to Panama. If this occurs, Panama will promptly confirm the receipt of this repayment in writing to the fiscal agent. After any such repayment, the fiscal agent or paying agent will not be liable with respect to the payments.

However, Panama’s obligations to pay the principal of and premium and interest on the global bonds as they become due will not be affected by such repayment. To the extent permitted by law, the global bonds will become void unless presented for payment within five years after the maturity date thereof (or such shorter period as may be prescribed by applicable law).

Events of Default; Acceleration of Maturity

Any of the following events will be an event of default with respect to the global bonds:

(a)	a default by Panama in any payment of principal of the global bonds which continues for 15 calendar days;

(b)	a default by Panama in any payment of interest on the global bonds which continues for 30 calendar days;

(c)	a default by Panama in the performance of any other obligation under the global bonds which continues for 60 calendar days after the holder of any global bonds has provided to the fiscal agent written notice requiring this default be remedied;

(d)	an acceleration of any aggregate principal amount of public indebtedness of Panama that exceeds U.S.$25,000,000 (or its equivalent in any other currency) by reason of an event of default resulting from Panama’s failure to make any payment of principal, premium or interest under this public indebtedness when due;

(e)	a failure of Panama to make any payment in respect of public indebtedness of Panama in an aggregate principal amount in excess of U.S.$25,000,000 (or its equivalent in any other currency) when due (whether at stated maturity, by acceleration or otherwise), which continues for 30 calendar days after the holder of any global bonds has provided to the fiscal agent written notice requiring this default be remedied;

(f)	a declaration by Panama of a moratorium with respect to the payment of principal of, or premium or interest on, public external indebtedness of Panama which does not expressly exclude the global bonds; or

(g)	a denial or repudiation by Panama of its obligations under the global bonds.

If an event of default described above occurs and is continuing with respect to the global bonds, the holders of at least 25% of the outstanding aggregate principal amount of the global bonds may, by notice to the fiscal agent, declare all the global bonds to be due and payable immediately. Holders of less than 25% of the outstanding aggregate principal amount of the global bonds may not, on their own, declare the global bonds to be due and payable immediately. Holders of global bonds may exercise these rights only by providing a written demand to Panama and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the global bonds will be immediately due and payable on the date Panama receives written notice of the declaration, unless Panama has remedied the event or events of default prior to receiving the notice. The holders of 50% or more of the outstanding aggregate principal amount of the global bonds may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Fiscal Agent

The fiscal agency agreement contains provisions relating to the obligations and duties of the fiscal agent, to the indemnification of the fiscal agent and to the fiscal agent’s relief from responsibility for actions that it takes. The fiscal agent is entitled to enter into business transactions with Panama or any of its respective affiliates without accounting for any profit resulting from such transactions.

Paying Agents; Transfer Agents; Registrar

Panama has initially appointed The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.), acting through its Corporate Trust Office in New York, as paying agent, transfer agent and registrar. Panama may at any time appoint new paying agents, transfer agents and registrars. Panama, however, will at all times maintain:

•	a principal paying agent in New York City, and

•	a registrar in New York City.

In addition, so long as the global bonds are listed on the Official List of the Luxembourg Stock Exchange and the rules of such exchange so require, Panama will maintain a paying agent and a transfer agent in Luxembourg. Panama will promptly provide notice (as described under “—Notices”) of the termination or appointment of, or of any change in the office of, any paying agent, transfer agent or registrar.

Definitive Bonds

Panama will issue global bonds in definitive form in exchange for the book-entry securities only if:

•	DTC is unwilling or unable to continue as depositary, is ineligible to act as depositary or ceases to be a “clearing agency” registered under the U.S. Securities Exchange Act of 1934, as amended, and Panama does not appoint a qualified successor within ninety (90) days after DTC notifies Panama or Panama becomes aware that DTC is unwilling, unable or ineligible to act as depositary or is no longer registered to be a “clearing agency”;

•	Panama, at its option, elects to terminate the book-entry system through DTC; or

•	an event of default with respect to the global bonds shall have occurred and be continuing.

Payments on any definitive global bonds will be made at the Corporate Trust Office of the fiscal agent in New York City and at the specified office of the paying agent in Luxembourg (against surrender of the relevant definitive global bond, in the case of payments of principal). You will not be charged a fee for the registration of transfers or exchanges of definitive global bonds. You may transfer any of the definitive registered global bonds, according to the procedures in the fiscal agency agreement, by presenting and surrendering it at the office of any transfer agent.

Notices

In the case of securities in definitive form, Panama will publish notices to the holders of the global bonds in a leading newspaper having general circulation in London and New York. Panama expects that it will make such publication in the Financial Times and The Wall Street Journal. In the case of the book-entry securities, notices will be sent to DTC or its nominee, as the holder thereof, and DTC will communicate such notices to DTC participants in accordance with its standard procedures. So long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of that Exchange so require, Panama will publish notices to the holders of the global bonds on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a leading newspaper having general circulation in Luxembourg. Panama will consider a notice to be given on the date of its first publication.

Further Issues of the Global Bonds

From time to time, without the consent of holders of the global bonds, and subject to the required approvals under Panamanian law, Panama may create and issue additional debt securities with the same terms and conditions as those of the global bonds (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the global bonds have as of the date of issuance of such additional debt securities. Panama may also consolidate the additional debt securities to form a single series with the outstanding global bonds.

Meetings, Amendments and Waivers

Panama may call a meeting of the holders of the global bonds at any time regarding the fiscal agency agreement or the global bonds. Panama will determine the time and place of the meeting. Panama will notify the holders of the time and place and in general terms the actions proposed to be taken at the meeting not less than 30 nor more than 60 days before the date on which the meeting is scheduled.

In addition, if after the occurrence and during the continuance of any event of default (or any event that with the giving of notice or lapse of time or both could constitute an event of default), Panama or the holders of at least 10% in principal amount of all global bonds then outstanding have requested a meeting of holders of the global bonds, the fiscal agent will call such meeting. The fiscal agent will call such meeting by written notice to the holders, such notice specifying the time and place of the meeting and in reasonable detail the action proposed to be taken at the meeting.

Only holders and their proxies are entitled to vote at a meeting of holders. The Fiscal Agent will set such reasonable and customary regulations as it deems advisable to govern the conduct of the meeting.

Modifications may also be approved by holders of global bonds pursuant to the written consent of the requisite percentage holders of global bonds. Panama will solicit the consent of the relevant holders to the modification not less than 10, nor more than 30, days before the expiration date for the receipt of such consents as specified by Panama.

The holders may generally approve any proposal by Panama, other than a reserve matter modification, to modify the fiscal agency agreement or the terms of the global bonds with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the global bonds.

However, holders may approve, by vote or consent through one of three modification methods below, any proposed modification by Panama that would do any of the following (such subjects referred to as “reserve matters”):

•	change the date on which any amount of principal, premium or interest is due on the global bonds;

•	reduce the principal amount of the global bonds, the portion of such principal amount that is payable upon acceleration of the maturity of the global bonds, the interest rate on the global bonds or the premium payable upon redemption of the global bonds;

•	change the currency or place of payment of any amount of principal, premium or interest payable on the global bonds;

•	shorten the period in which Panama is not permitted to redeem the global bonds or permit Panama to redeem the global bonds if, prior to such modification, Panama is not permitted to do so;

•	reduce the percentage of affirmative votes or written consents, as the case may be, required to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the global bonds or to take any action provided by the global bonds or fiscal agency agreement;

•	change the obligation of Panama to pay additional amounts, if any, pursuant to the global bonds;

•	change the definition of “uniformly applicable,” “reserve matter”, “reserve matter modification” or “outstanding”;

•	change the method used to calculate any amount payable on the global bonds (other than in accordance with the express terms of the global bonds and the fiscal agency agreement);

•	change the ranking of the global bonds (unless, as a technical modification, the ranking is changed for the purpose of securing the global bonds);

•	change the identity of the obligor under the global bonds; or

•	change the governing law, appointment of an agent for the service of process, submission to jurisdiction or agreement not to raise certain immunity defenses, as provided in the terms of the global bonds.

A change to a reserve matter, including the payment terms of the global bonds, can be made without your consent, as long as the change is consented to by Panama and approved, pursuant to one of the three following modification methods, by vote or consent by:

•	the holders of more than 75% of the aggregate principal amount of the outstanding global bonds;

•	where such proposed modification would affect the outstanding debt securities of two or more series, the holders of more than 75% of the aggregate principal amount of outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or

•	where such proposed modification would affect the outstanding debt securities of two or more series, the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually, whether or not certain “uniformly applicable” requirements are met.

“uniformly applicable,” as referred to above, in the context of a proposed cross-series modification, means a modification by which holders of debt securities of any series affected by that modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. A modification will not be considered to be uniformly applicable if each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification electing the same option under such menu of instruments).

Panama may select, in its discretion, any modification method for a reserve matter modification in accordance with the fiscal agency agreement and to designate which series of securities will be included for approval in the aggregate of modifications affecting two or more series of debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation.

Before soliciting the written consent or the vote of any holder of debt securities for any change to a reserve matter, Panama will provide the following information to the fiscal agent for distribution to the holders of debt securities of any series that would be affected by the proposed modification:

•	a description of Panama’s economic and financial circumstances that are in Panama’s opinion relevant to the request for the proposed modification, a description of Panama’s existing debts and description of its broad policy reform program and provisional macroeconomic outlook;

•	if Panama shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•	a description of Panama’s proposed treatment of external debt instruments that are not affected by the proposed modification and its intentions with respect to any other major creditor groups; and

•	if Panama is then seeking any reserve matter modification affecting any other series of debt securities, a description of that proposed modification.

For purposes of determining whether the holders of the requisite principal amount of the debt securities of a series have approved any request, demand, authorization, direction, notice, consent, amendment, modification or supplement to, or waiver of, the global bonds or the fiscal agency agreement, or whether the holders of the requisite principal amount of the debt securities of a series have delivered a notice of acceleration of the global bonds, global bonds owned, directly or indirectly, by Panama or any public sector instrumentality of Panama will be disregarded and deemed not to be “outstanding”, except that in determining whether the fiscal agent shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, amendment, modification, supplement, waiver, or any notice from holders, only global bonds that a responsible officer of the fiscal agent knows to be so owned shall be so disregarded.

As used in the preceding paragraph, “public sector instrumentality” means any department, ministry or agency of the national government of Panama, any political subdivision of Panama, or any corporation, trust, financial institution or other entity owned or controlled by the national government of Panama or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, by contract or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Certain Amendments Not Requiring Holder Consent

Panama and the fiscal agent may, without the vote or consent of any holder of global bonds of a series, amend the fiscal agency agreement or the global bonds for the purpose of:

•	adding to Panama’s covenants for the benefit of the holders;

•	surrendering any of Panama’s rights or powers with respect to the global bonds;

•	securing the global bonds;

•	curing any ambiguity or curing, correcting or supplementing any defective provision in the global bonds or the fiscal agency agreement; or

•	amending the global bonds or the fiscal agency agreement in any manner that Panama and the fiscal agent may determine and that does not materially adversely affect the interest of any holders of the global bonds.

Purchase of Global Bonds by Panama

Panama may at any time purchase any of the global bonds in any manner and for any consideration. All global bonds which are purchased by or on behalf of Panama may be held, resold or surrendered for cancellation.

Governing Law

The fiscal agency agreement is, and the global bonds will be, governed by the laws of the State of New York, except with respect to their authorization and execution, which will be governed by the laws of Panama.

Listing

Application will be made to list the global bonds on the Official List of the Luxembourg Stock Exchange and to have the global bonds admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

GLOBAL CLEARANCE AND SETTLEMENT

Panama has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg, and Panama takes responsibility for the accurate reproduction of this information. Panama takes no responsibility, however, for the accuracy of this information. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. None of Panama, the fiscal agent, the registrar, the paying agent nor the transfer agent will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will Panama, the fiscal agent, the registrar, the paying agent or the transfer agent be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized within the meaning of the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934, as amended.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of transactions between its participants. It does this through electronic book-entry changes in accounts of its participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by institutions such as NYSE Euronext and The NASDAQ OMX Group, Inc.

Euroclear and Clearstream, Luxembourg

Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement, and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream, Luxembourg participants.

Distributions with respect to global bonds held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg participants in accordance with its rules and procedures to the extent received by the depositary for Clearstream, Luxembourg.

Ownership of Bonds through DTC, Euroclear and Clearstream, Luxembourg

Panama will issue the global bonds in the form of one or more fully registered book-entry securities, registered in the name of Cede & Co. or another nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry securities. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interest in the book-entry securities through Euroclear or Clearstream, Luxembourg, if you are a participant in such systems, or indirectly through organizations that are participants in such systems.

Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in the book-entry securities in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.

Panama and the fiscal agent generally will treat the registered holder of the global bonds, initially Cede & Co. (or such other nominee as DTC shall have designated), as the absolute owner of the global bonds for all purposes. Once Panama and the fiscal agent make payments to the registered holders, Panama and the fiscal agent will no longer be liable on the global bonds for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry securities, you must rely on the procedures of the institutions through which you hold your interests in the book-entry securities (including DTC, Euroclear, Clearstream, Luxembourg and their participants) to exercise any of the rights granted to the holder of the book-entry securities. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of such book-entry securities, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the global bonds through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the fiscal agency agreement or the global bonds. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as a holder under the global bonds or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream, Luxembourg will take such actions only in accordance with their respective rules and procedures.

The fiscal agent will not charge you any fees for the global bonds, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed global bonds. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg

Trading Between DTC Purchasers and Sellers

DTC Participants will transfer interests in the securities among themselves in the ordinary way according to DTC rules governing global security issues. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global bonds to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global bonds to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants

Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the global bonds among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional eurobonds.

Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

When the global bonds are to be transferred from the account of a DTC Participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the closing date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the global bonds and make payment for them. On the closing date, the depositary will make payment to the DTC Participant’s account and the global bonds will be credited to the depositary’s account. After settlement has been completed, DTC will credit the global bonds to Euroclear or Clearstream, Luxembourg. Euroclear or Clearstream, Luxembourg will credit the global bonds, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These global bond credits will appear the next day (European time) after the closing date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual closing date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the global bonds by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the global bonds are credited to their accounts one day later.

Since the settlement will occur during New York business hours, a DTC Participant selling an interest in the global bonds can use its usual procedures for transferring global securities to the depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the closing date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC Participants.

Trading Between a Euroclear or Clearstream, Luxembourg Seller and DTC Purchaser

Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their depositaries to a DTC Participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the closing date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the global bonds to the DTC Participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual closing date.

TAXATION

Panamanian Taxation

The following is a summary of certain Panamanian income and estate tax considerations that may be relevant to a prospective investor in the global bonds. The summary is based on laws, decrees, regulations, rulings and judicial and administrative interpretations in effect on the date of this prospectus supplement, all of which are subject to change. This summary is not intended to constitute a complete analysis of the tax consequences under Panamanian law of an investment in the global bonds. Prospective holders of the global bonds should consult their own tax advisors to determine the tax consequences arising from the purchase, ownership and disposition of the global bonds.

Taxation of Global Bonds

Interest payable on the global bonds will not be subject to income tax or withholding requirements in Panama. Gains realized by a holder of the global bonds on the sale or other disposition of the global bonds will be exempt from income or capital gain tax in Panama. Losses recognized on the sale or disposition of global bonds will be disallowed as a deduction for income tax purposes. Transfers of global bonds are not subject to stamp or estate taxes in Panama.

U.S. Taxation

The following describes the material U.S. federal income tax consequences of the receipt, ownership and disposition of a global bond acquired pursuant to this offering. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect on the date of this prospectus supplement. All of these laws and authorities are subject to change at any time, perhaps with retroactive effect. No assurances can be given that any changes in these laws or authorities will not affect the accuracy of the discussions set forth in this summary. This summary does not cover any state, local, non-U.S. or other tax issues, nor does it cover issues under the U.S. federal estate or gift tax laws.

Panama has not sought any ruling from the United States Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with all of such statements and conclusions.

This summary deals only with holders that hold a global bond as a capital asset as defined in the U.S. federal tax laws (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code). Also, this summary does not address tax considerations applicable to special classes of holders, such as:

•	investors who do not purchase the global bonds in the offering at the offering price;

•	dealers in securities or currencies, certain securities traders, banks, regulated investment companies, real estate investment trusts, tax-exempt organizations and life insurance companies;

•	traders in securities that elect to mark to market their securities holdings;

•	United States expatriates;

•	persons that purchase or sell notes as part of a wash sale for tax purposes;

•	persons that hold global bonds as part of a hedging transaction or as a position in a straddle or conversion transaction;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes, or persons holding the global bonds through partnerships or other pass-through entities; and

•	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of a global bond, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Holders of global bonds that are partnerships and partners in those partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of global bonds.

You should consult your own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the global bonds in light of your particular circumstances, as well as the effect of any relevant state, local, non-U.S. or other tax laws.

    U.S. Holders

The following discussion applies to you if you are a U.S. Holder. As used herein, a “U.S. Holder” means a beneficial owner of a global bond who or that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States for U.S. federal tax purposes;

•	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons as defined in the Code (each a “U.S. Person”) have the authority to control all substantial decisions of the trust, or that was in existence on August 20, 1996 and that has made a valid election under U.S. Treasury regulations to be treated as a domestic trust.

If you are not a U.S. Holder, this discussion does not apply to you and you should refer to “—Non-U.S. Holders” below.

Interest on a Global Bond. Payments or accruals of stated interest on a global bond generally will be taxable to you as ordinary income at the time they are accrued or actually or constructively received, depending on your regular method of accounting for tax purposes. Interest paid by Panama on a global bond will constitute income from sources outside the United States and, under the foreign tax credit rules, that interest will, depending on your circumstances, be “passive” or “general” category income for purposes of computing the foreign tax credit allowable to you under the U.S. federal income tax laws.

Disposition of a Global Bond. You generally will recognize capital gain or loss on the sale, exchange, retirement, redemption or other taxable disposition of a global bond equal to the difference between the amount realized on the sale, exchange, retirement, redemption or other taxable disposition of a global bond (not including any amounts attributable to accrued but unpaid interest, which will be taxed as ordinary income to the extent not previously included in income) and your adjusted tax basis in the global bond. Your amount realized is the sum of cash plus the fair market value of any property received upon the sale, exchange, retirement, redemption or other taxable disposition of a global bond. Your adjusted tax basis in a global bond generally will equal its cost to you. Such capital gain or loss will be long-term capital gain or loss if the global bond was held for more than one year, and will be short-term capital gain or loss if you held the global bond for one year or less. Under current law, long-term capital gains of individuals generally will be taxed at lower rates than items of ordinary income. Your ability to offset capital losses against ordinary income is limited. Any gain or loss you recognize on the sale, exchange, retirement, redemption or other taxable disposition of a global bond generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States for foreign tax credit limitation purposes.

Medicare Tax. If you are a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, you are subject to a 3.8% tax on the lesser of (i) your “net investment income” (or, in the case of an estate or trust, the “undistributed net investment income”) for the relevant taxable year and (ii) the excess of your modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). Your net investment income generally includes your interest income and your net gains from the disposition of a global bond, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are an individual, estate or trust, you should consult your own tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the global bonds.

Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year, or $75,000 at any time during the taxable year may be required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on the holder’s circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by certain financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties and (iii) interests in non-U.S. entities. The global bonds may be treated as specified foreign financial assets and you may be subject to this information reporting regime. Failure to file information reports may subject you to penalties. You should consult your own tax advisors regarding your obligation to file information reports with respect to the global bonds.

    Non-U.S. Holders

The following discussion applies to you if you are a beneficial owner of a global bond and are not a U.S. Holder as defined above (“non-U.S. Holder”).

Interest on a Global Bond. Subject to the discussion of backup withholding below, you generally will not be subject to U.S. federal income tax, including withholding tax, on payments of interest and any additional amounts on a global bond unless the interest is effectively connected with your conduct of a trade or business within the United States (or, if an income tax treaty applies, the interest is attributable to a permanent establishment or fixed place of business maintained by you within the United States.). In that case, you generally will be subject to U.S. federal income tax in respect of such interest in the same manner as a U.S. Holder, as described above. If you are a corporation you may, in certain circumstances, also be subject to an additional “branch profits tax” in respect of any such effectively connected interest income currently imposed at a 30% rate (or, if attributable to a permanent establishment maintained by you within the United States, a lower rate under an applicable tax treaty).

Disposition of a Global Bond. Subject to the discussion of backup withholding below, you generally will not be subject to U.S. federal income tax on any capital gain realized on the sale, exchange, retirement, redemption or other taxable disposition of a global bond unless: (1) the gain is effectively connected with your conduct of a trade or business within the United States (or, if an income tax treaty applies, the gain is attributable to a permanent establishment or fixed base in the United States.); or (2) you are a nonresident alien individual who is present in the United States for a total of 183 days or more during the taxable year in which the gain is realized, and either: (i) the gain is attributable to an office or fixed place of business maintained by you in the United States; or (ii) you have a “tax home” in the United States.

If you are a non-U.S. Holder described under (1) above, you generally will be subject to U.S. federal income tax on such gain in the same manner as a U.S. Holder and, if you are a foreign corporation, you may also be subject to the branch profits tax as described above. If you are a non-U.S. Holder described under (2) above, you generally will be subject to a flat 30% tax on the gain derived from the sale, exchange, retirement, redemption or other taxable disposition of a global bond, which may be offset by certain U.S. source capital losses (notwithstanding the fact that you are not considered a U.S. resident for U.S. federal income tax purposes). Any amount attributable to accrued but unpaid interest on a global bond generally will be treated in the same manner as payments of interest made to you, as described above under “—Interest on a Global Bond.”

Backup Withholding and Information Reporting. If you are a non-corporate U.S. Holder, information reporting requirements generally will apply to payments of principal and interest on a global bond if such payments are made within the United States. Such payments will be considered made within the United States if transferred to an account maintained in the United States or mailed to a United States address, and the amount is paid by or through a custodian, nominee or other agent that is a U.S. Controlled Person, as defined below. Backup withholding will apply to such payments if you are a non-corporate U.S. Holder that (i) fails to provide an accurate taxpayer identification number, (ii) in the case of interest payments, fails to certify that you are not subject to backup withholding, or (iii) is notified by the IRS that you have failed to report all interest and dividends required to be shown on your U.S. federal income tax returns.

If you are a non-U.S. Holder, backup withholding and information reporting generally will not apply to payments of principal and interest on a global bond, but you may be required to comply with certification and identification procedures or otherwise establish an exemption. The payment of proceeds of a sale or redemption of a global bond effected at the U.S. office of a broker will generally be subject to the information reporting and backup withholding rules. In addition, the information reporting rules will apply to payments of proceeds of a sale effected at a foreign office of a broker that is a U.S. Controlled Person, unless the broker has documentary evidence that you are not a U.S. Person (and has no actual knowledge or reason to know to the contrary) or you otherwise establish an exemption. The backup withholding rules will apply to such payments if the broker has actual knowledge that you are a U.S. Person.

A “U.S. Controlled Person” is:

•	a U.S. Person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is derived for tax purposes from a U.S. trade or business for a specified three-year period; or

•	a foreign partnership in which U.S. Persons hold, at any time during the foreign partnership’s tax year, more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder of a global bond generally will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability as long as the holder provides the required information to the IRS in a timely manner.

UNDERWRITING

Under the terms and subject to the conditions contained in a terms agreement and related underwriting agreement dated March 10, 2016, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC as underwriters have severally agreed to purchase, and Panama has agreed to sell to the underwriters, the principal amount of the global bonds indicated in the following table:

Underwriter	Principal Amount
Credit Suisse Securities (USA) LLC	U.S.$ 500,000,000
Morgan Stanley & Co. LLC	U.S.$ 500,000,000

Total	U.S.$1,000,000,000

Global bonds sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. If the global bonds are not all sold at the initial public offering price, the underwriters may change the offering price and the other offering terms.

Government-related entities in Panama may purchase a portion of the global bonds.

The underwriters are offering the global bonds subject to their acceptance of the global bonds from Panama and subject to prior sale. The terms agreement provides that the obligation of the underwriters to pay for and accept delivery of the global bonds is subject to certain conditions. The underwriters are obligated to take and pay for all of the global bonds if any are taken.

Delivery of the global bonds will be made against payment on or about the fifth business day following the date of this prospectus supplement (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle on T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

In connection with the offering of the global bonds, the underwriters may purchase and sell global bonds in the open market. These transactions may include stabilizing transactions and purchases to cover short positions created by the underwriters, for themselves or a syndicate, if there is a syndicate, in connection with the invitation. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities. Short positions created by the underwriters, for themselves or a syndicate, if there is a syndicate, involve the sale by the underwriters of a greater number of securities than they own or have a right to purchase. These activities may stabilize, maintain or otherwise affect the market prices of the global bonds, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the Luxembourg Stock Exchange, in the over-the-counter market or otherwise.

The global bonds are a new issue of securities with no established trading market. Panama has been advised by the underwriters that they presently intend to make a market in the global bonds. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. Panama cannot assure the liquidity of the trading market for the global bonds or that an active public market for the global bonds will develop. If an active public trading market for the global bond does not develop, the market price and liquidity of the global bonds may be adversely affected. If the global bonds are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, Panama’s operating performance and financial condition, general economic conditions and other factors.

The underwriters and their affiliates may have engaged and may in the future continue to engage in transactions with and perform services for Panama, for which they received or will receive customary fees and expenses. These transactions and services are carried out in the ordinary course of business.

The global bonds are being offered for sale in jurisdictions in the United States, Europe and Asia where it is legal to make such offers. The underwriters have represented and have agreed that they have not offered, sold or delivered and will not offer, sell or deliver any of the global bonds, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other material relating to the global bonds, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof, and will not impose any obligations on Panama except as set forth in the terms agreement and underwriting agreement.

Panama has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and will contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering global bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the global bonds, and other conditions contained in the terms agreement, such as the receipt by the underwriters of officials’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010. The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, New York 10036.

Other Relationships

The Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Panama or its instrumentalities. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Panama or its instrumentalities. Certain of the underwriters or their affiliates that have a lending relationship with Panama routinely hedge their credit exposure to Panama consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in Panama’s securities, including potentially the global bonds offered hereby. Any such short positions could adversely affect future trading prices of the global bonds offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Canada

The global bonds may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the global bonds must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.4 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Chile

NOTICE TO CHILEAN INVESTORS

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Superintendency of Securities and Insurance of Chile (Superintendencia de Valores y Seguros or “SVS”) (“Rule 336”), the global bonds may be privately offered to certain Qualified Investors identified as such by Rule 336 (which in turn are further described in Rule No. 216, dated June 12, 2008, of the SVS).

Rule 336 requires the following information to be made to prospective investors in Chile:

1. Date of commencement of the offer: March 10, 2016. The offer of the global bonds is subject to Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the SVS;

2. The subject matter of this offer are securities not registered with the Securities Registry (Registro de Valores) of the SVS, nor with the Foreign Securities Registry (Registro de Valores Extranjeros) of the SVS, and therefore the global bonds are not subject to the oversight of the SVS;

3. Since the global bonds are not registered in Chile there is no obligation by the issuer to deliver public information about the global bonds in Chile; and

4. The global bonds shall not be subject to public offering in Chile unless registered with the relevant securities registry of the SVS.

This information has been translated into Spanish below.

INFORMACIÓN A LOS INVERSIONISTAS CHILENOS

De conformidad con la Ley N° 18.045, de Mercado de Valores y la Norma de Carácter General N° 336 (la “NCG 336”), de 27 de junio de 2012, de la Superintendencia de Valores y Seguros de Chile (la “SVS”), los bonos pueden ser ofrecidos privadamente a ciertos “Inversionistas Calificados”, a los que se refiere la NCG 336 y que se definen como tales en la Norma de Carácter General N° 216, de 12 de junio de 2008, de la SVS.

Hong Kong

This prospectus supplement neither constitutes a “prospectus” (as defined in section 2(1) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong)) (the “Companies (Winding Up and Miscellaneous Provisions) Ordinance”), nor is it an advertisement, invitation or document containing an advertisement or invitation falling within the meaning of section 103 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”). This prospectus supplement is for distribution in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder. Each of the underwriters has undertaken and agreed not to sell or offer in Hong Kong, by means of any document, the global bonds other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the prospectus supplement being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the global bonds may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to global bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Japan

The global bonds have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “FIEL”) and each underwriter has agreed that it will not offer or sell any global bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Republic of Italy

The offering of global bonds has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no global bonds may be offered, sold or delivered, nor copies of this prospectus supplement, the accompanying prospectus or any other documents relating to the global bonds may not be distributed in Italy except:

(a) to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

(b) in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the global bonds or distribution of copies of this prospectus supplement, the accompanying Prospectus or any other documents relating to the global bonds in the Republic of Italy must be:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

(b) in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

(c) in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the global bonds on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, global bonds which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the global bonds being declared null and void and in the liability of the intermediary transferring the global bonds for any damages suffered by such non-qualified investors.

Singapore

Neither this prospectus supplement nor the accompanying prospectus has been or will be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the global bonds may not be circulated or distributed, nor may the global bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the global bonds are subscribed or purchased in reliance on an exemption under Sections 274 or 275 of the SFA, the global bonds may not be sold within the period of six months from the date of the initial acquisition of the global bonds, except to any of the following persons:

(a)	an institutional investor (as defined in Section 4A of the SFA);

(b)	a relevant person (as defined in Section 275(2) of the SFA); or

(c)	any person pursuant to an offer referred to in Section 275(1A) of the SFA,

unless expressly specified otherwise in Section 276(7) of the SFA or Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (the “SFR”).

Where the global bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the global bonds pursuant to an offer made under Section 275 of the SFA, except:

(1)	to an institutional investor (as defined in Section 4A of the SFA) or to a relevant person (as defined in Section 275(2) of the SFA), or (in the case of such corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the SFR.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the global bonds described herein. The global bonds may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the global bonds constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the global bonds may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering nor the global bonds have been or will be filed with or approved by any Swiss regulatory authority. The global bonds are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the global bonds will not benefit from protection or supervision by such authority.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the global bonds in circumstances in which Section 21(1) of the FSMA does not apply to Panama; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the global bonds in, from or otherwise involving the United Kingdom.

VALIDITY OF THE GLOBAL BONDS

The validity of the global bonds will be passed upon for Panama by Dr. Rigoberto González Montenegro, the Procurador de la Administración of Panama, or by a duly authorized attorney of the Procuraduría de la Administración, and by Arnold & Porter LLP, New York, New York, United States counsel to Panama, and for the underwriters by Sullivan & Cromwell LLP, New York, New York, United States counsel to the Underwriters, and by Arias, Fábrega & Fábrega, Panama counsel to the Underwriters.

As to all matters of Panama law, Arnold & Porter LLP may rely on the opinion of the Procurador de la Administración or a duly authorized attorney of the Procuraduría de la Administración, and Sullivan & Cromwell LLP may rely on the opinion of Arias, Fábrega & Fábrega and the Procurador de la Administración or a duly authorized attorney of the Procuraduría de la Administración. As to all matters of United States law, the Procurador de la Administración or a duly authorized attorney of the Procuraduría de la Administración may rely on the opinion of Arnold & Porter LLP, and Arias, Fábrega & Fábrega may rely on the opinion of Sullivan & Cromwell LLP.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein which is identified as being derived from a publication of, or supplied by, Panama or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Panama. All other information is included as a public official statement made on the authority of the Minister of Economy and Finance of Panama.

GENERAL INFORMATION

Due Authorization

Panama is authorized to issue the global bonds pursuant to Cabinet Decree No. 3 dated January 26, 2016.

Listing and Luxembourg Listing Agent

Application will be made to list the global bonds on the Official List of the Luxembourg Stock Exchange and to have the global bonds admitted to trading on the Euro MTF Market. The Luxembourg listing agent is The Bank of New York Mellon (Luxembourg) S.A.

Litigation

Except as described herein and in any documents incorporated herein by reference, neither Panama nor any governmental agency of Panama is involved in any litigation, arbitration or administrative proceedings relative to claims or amounts that are material in the context of the issuance of the global bonds and that would materially and adversely affect Panama’s ability to meet its obligations under the global bonds and the fiscal agency agreement with respect to the global bonds. No such litigation or arbitration or administrative proceedings are pending or, so far as Panama is aware, threatened.

Documents Relating to the Global Bonds

Copies of the fiscal agency agreement and the form of the global bonds may be inspected during normal business hours on any day, except Saturdays, Sundays and public holidays, at the offices of the fiscal agent and the Luxembourg paying agent specified on the inside back cover of this prospectus supplement.

Where You Can Find More Information

Panama has filed its annual report for 2014 on Form 18-K (except for certain exhibits) with the SEC electronically. Panama’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov.

Such Form 18-K, together with its exhibits and amendments previously filed with the SEC and filed before the end of the offering of the global bonds, is considered part of and incorporated by reference in this prospectus supplement.

So long as the global bonds are listed on the Official List of the Luxembourg Stock Exchange, copies of the most recent Panamá en Cifras (as or when available), or if Panamá en Cifras ceases to be published, comparable economic information of the Office of the Comptroller General, and any documents incorporated by reference in this prospectus supplement may be obtained in English at the office of the Luxembourg listing agent for the global bonds and at the office of the fiscal agent during usual business hours on any day (Saturdays, Sundays and public holidays excepted).

Clearing

The global bonds will be accepted for clearance through Euroclear, Clearstream, Luxembourg and DTC (CUSIP No. 698299 BF0, ISIN US698299BF03, Common Code 138083179).

PROSPECTUS

REPUBLIC OF PANAMA

$3,044,332,000

Debt Securities

Warrants

The Republic of Panama (referred to as Panama) or Banco Nacional de Panamá (BNP), acting not in its individual capacity but solely as trustee of Fideicomiso FAP, a trust formed under the laws of Panama which owns the assets of the Fondo de Ahorro de Panamá (FAP), and which is referred to as the Savings Fund Trust (BNP, in such capacity, being referred to as the selling securityholder), may offer up to $3,044,332,000 (or its equivalent in other currencies) aggregate principal amount of debt securities of Panama, with or without warrants or other similar securities to purchase, sell or exchange such debt securities.

Panama or the selling securityholder may offer any combination of debt securities and/or warrants from time to time in one or more offerings. Panama will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Panama or the selling securityholder may sell the securities directly, through agents designated from time to time or through underwriters or dealers.

Neither the Securities and Exchange Commission nor any State securities commission has approved or disapproved of these securities or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Panama has not authorized anyone to provide you with different or additional information. Panama is not making an offer of these debt securities or warrants in any place where the offer is not permitted by law. You should assume that the information in this prospectus, the prospectus supplement accompanying this prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents.

The date of this prospectus is February 27, 2015.

WHERE YOU CAN FIND MORE INFORMATION

Panama voluntarily files annual reports with the Securities and Exchange Commission, or the SEC. These reports and any amendments to these reports include certain financial, statistical and other information about Panama, and may be accompanied by exhibits. You may read and copy any document Panama files with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of these documents from the public reference room in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or log on to http://www.sec.gov, where the SEC maintains an Internet site that contains reports and other information filed by Panama.

The SEC allows Panama to “incorporate by reference” into this prospectus the information Panama files with it. This means that Panama can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Panama incorporates by reference the following documents:

¿	Panama’s Annual Report on Form 18-K for the fiscal year ended December 31, 2013 filed on September 30, 2014 (File No. 333-07558);

¿	Amendment No. 1 filed on Form 18-K/A on February 19, 2015 to Panama’s Annual Report on Form 18-K for the fiscal year ended December 31, 2013;

¿	All other amendments to Panama’s Annual Report on Form 18-K for the fiscal year ended December 31, 2013 filed prior to the date of this prospectus; and

¿	Any amendment on Form 18-K/A to the 2013 annual report filed after the date of this prospectus and prior to the termination of the offering of the securities.

Panama also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities and warrants covered by this prospectus. Each time Panama files a document with the SEC that is incorporated by reference, the information in that document automatically updates information contained in previously filed documents.

You may request a free copy of these filings by writing or calling the Embassy of Panama at the following address:

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

Attn: Finance Section

(202) 483-1407

DATA DISSEMINATION

Panama is a participant in the General Data Dissemination System of the International Monetary Fund, or the IMF. Countries that participate in the General Data Dissemination System make a commitment to use it as a framework to develop national systems to produce and disseminate economic, financial and socio-demographic data. Participation in the General Data Dissemination System is voluntary. As a participant, Panama has committed to undertaking to:

¿	designate a country coordinator to act as the main contact with the IMF staff on all issues relating to Panama’s participation in and implementation of the General Data Dissemination System; and

¿	prepare descriptions of Panama’s statistical practices that the IMF will post on its Dissemination Standards Bulletin Board. These descriptions, or “metadata,” are intended to cover Panama’s current statistical production and dissemination practices as well as plans for short- and medium-term improvements and, if applicable, associated technical and other assistance required to implement these plans.

The metadata prepared by participants in the General Data Dissemination System may be found on the IMF’s Dissemination Standard Bulletin Board. The Internet website is located at http://dsbb.imf.org/Applications/web/dsbbhome. The website and any information on it are not part of this prospectus. All references in this prospectus to this website are inactive textual references to this URL, or “uniform resource locator,” and are for your information only.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Panama will use the net proceeds from the sale of the securities for the general governmental purposes of Panama, including the refinancing of domestic and external indebtedness of Panama and for other budgetary purposes. Unless otherwise specified in the applicable prospectus supplement, Panama will not receive any proceeds from any sales of debt securities or warrants made by the selling securityholder.

DEBT SECURITIES

Panama may issue debt securities, with or without warrants, in distinct series at various times, and these debt securities will be issued pursuant to a fiscal agency agreement between Panama and the fiscal agent. The financial terms and other specific terms of a particular series of debt securities will be described in a prospectus supplement relating to such securities. If the terms or conditions described in the prospectus supplement that relates to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

In this description of debt securities, you will see some initially capitalized terms. These terms have very particular, legal meanings, and you can find their definitions under the heading “Glossary” below.

General

The prospectus supplement that relates to your debt securities will specify the following terms:

¿	the specific title or designation of the debt securities;

¿	the principal amount of the debt securities;

¿	the price of the debt securities;

¿	the stated maturity date(s) on which Panama must repay principal;

¿	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

¿	the dates when any interest payments will be made;

¿	the date or dates from which any interest will accrue;

¿	the record dates for any interest payable on an interest payment date;

¿	the circumstances and terms, if any, under which Panama may redeem the debt securities before maturity;

¿	the circumstances and terms, if any, under which the holders of the debt securities may obligate Panama to redeem, repurchase or repay their respective securities pursuant to any sinking fund or analogous provisions or at the option of those holders;

¿	the currency or currencies in which such debt securities are denominated, which may be U.S. dollars, another foreign currency or units of two or more currencies;

¿	the currency or currencies for which such debt securities may be purchased and in which principal, premium, if any, and interest may be payable;

¿	if any amount payable in respect of the debt securities will be determined based on an index or formula, the method by which such amount will be determined;

¿	if the debt securities will be issued upon the exchange or conversion of other debt securities, the specific terms relating to this exchange or conversion;

¿	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security will be exchangeable for certificated (physical) securities;

¿	if the debt securities will be listed, the stock exchange on which they will be listed;

¿	whether the debt securities will be designated “Equal Ranking Securities” (as described under the heading “Debt Securities – Status of the Debt Securities” below), “Collective Action Securities” (as described under the heading “Collective Action Securities” below) or “Aggregated Collective Action Securities (as described under the heading “Aggregated Collective Action Securities” below); and

¿	any other terms of the debt securities.

If applicable, the prospectus supplement may also describe any U.S. federal or Panamanian income tax consequences and special considerations applicable to that particular series of debt securities.

Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to Panama. After the return of these moneys to Panama, the holder of this debt security may thereafter look only to Panama for any payment.

Panama may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is an agent of Panama and is not a trustee for the holders of the debt securities.

Status of the Debt Securities

The following description shall apply to any series of debt securities that have been designated “Equal Ranking Securities”

The debt securities constitute and will constitute direct, unsubordinated, unconditional and general obligations of Panama. Except as described under the heading “Negative Pledge” below, the debt securities are unsecured obligations of Panama. Panama has pledged its full faith and credit for the due and punctual payment of principal, premium, if any, and interest on the debt securities.

The debt securities rank and will rank without any preference among themselves and equally with all other unsecured and unsubordinated Public

Indebtedness of Panama. It is understood that this provision shall not be construed so as to require Panama to make payments under the debt securities ratably with payments being made under any other Public Indebtedness.

The following description shall apply to any series of debt securities that have not been designated “Equal Ranking Securities”

The debt securities will be direct, unconditional and general obligations of Panama. Except as described under the heading “Negative Pledge” below, the debt securities are unsecured obligations of Panama. Panama has pledged its full faith and credit for the due and punctual payment of principal, premium, if any, and interest on the debt securities.

The debt securities of each series will rank equally in right of payment with all other indebtedness issued in accordance with the fiscal agency agreement and with all other unsecured and unsubordinated Indebtedness of Panama.

Form of Debt Securities

Unless otherwise specified in the prospectus supplement, debt securities denominated in U.S. dollars will be issued:

¿	only in fully registered form;

¿	without interest coupons; and

¿	in denominations of U.S.$1,000 and integral multiples of U.S.$1,000.

Debt securities denominated in another monetary unit will be issued in the denominations set forth in the applicable prospectus supplement.

Payment

Unless otherwise specified in the applicable prospectus supplement, principal of and interest and premium (if any) on the debt securities will be payable in U.S. dollars at the New York office of the fiscal agent to the registered holders of the debt securities on the related record date.

The register of holders of debt securities will be kept at the New York office of the fiscal agent.

Negative Pledge

The following description shall apply to any series of debt securities issued on or after the date hereof, but not to a reopening of a series of debt securities originally issued prior to the date hereof:

Unless otherwise specified in the prospectus supplement, Panama undertakes with respect to each series of debt securities that, as long as any debt securities of that series remain outstanding, it will not create or permit to subsist any Lien upon the whole or any part of its assets or revenues to secure any Public External Indebtedness of Panama, unless:

¿	the debt securities of such series are secured equally and ratably with such Public External Indebtedness; or

¿	the debt securities of such series have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by the holders of the debt securities of such series as provided under the heading “Meetings and Amendments”, or in the case of a series of debt securities that has been designated “Collective Action Securities” under the heading “Collective Action Securities – Amendments and Waivers”, or in the case of a series of debt securities that has been designated “Aggregated Collective Action Securities” under the heading “Aggregated Collective Action Securities – Amendments and Waivers” below, as the case may be.

Notwithstanding the foregoing, Panama may create or permit to subsist:

¿	any Lien upon property to secure Public External Indebtedness of Panama incurred for the purpose of financing the acquisition of such property and any renewal or extension of any such Lien which is limited to the original property covered thereby and which secures only the renewal or extension of the original secured financing;

¿	any Lien existing on such property at the time of its acquisition to secure Public External Indebtedness of Panama and any renewal or extension of any such Lien which is limited to the original property covered thereby and which secures only the renewal or extension of the original secured financing;

¿	any Lien in existence on the date of issue of the debt securities, including any renewal or extension thereof which secures only the renewal or extension of the original secured financing;

¿	any Lien securing Public External Indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project and any renewal or extension of such Lien, provided that:

¯	the holders of such Public External Indebtedness expressly agree to limit their recourse to the assets and revenues of such project, and all proceeds (including, without limitation, any insurance proceeds), products and all additions, substitutions, replacements and accessions of or to any such assets or revenues, as the principal source of repayment of such Public External Indebtedness; and

¯	the property over which such Lien is granted consists solely of such assets and revenues and proceeds;

¿	any Lien on the properties or revenues of the FAP or any Lien on the properties or revenues of the Development Trust Fund assumed by the FAP as successor of the Development Trust Fund, provided that the equivalent in U.S. dollars of the amount secured by such Liens shall not at any time exceed the amount of all contributions to the FAP from:

¯	the assets of the Development Trust Fund transferred to the FAP;

¯	any contribution from the Panama Canal Authority to the National Treasury that is greater than 3.5% of the nominal GDP of the year in effect, starting with the fiscal year 2015;
¯	the proceeds from the sale of any stock in Mixed Companies;

¯	sums bequeathed or donated to the FAP by any person other than Panama or any governmental agency or affiliate thereof; and

¯	any earnings on properties or revenues received pursuant to the four bullet points immediately above, and any renewal or extension of any such Lien which is limited to the original properties or revenues covered thereby; and

¿	Liens in addition to those permitted under the bullet points above, and any renewal or extension thereof, provided that the aggregate amount of Public External Indebtedness secured by such additional Liens shall not exceed the equivalent of U.S.$25,000,000.

The following description shall apply to a reopening of any series of debt securities originally issued prior to the date hereof:

Unless otherwise specified in the prospectus supplement, Panama undertakes with respect to each series of debt securities that, as long as any debt securities of that series remain outstanding, it will not create or permit to subsist any Lien upon the whole or any part of its assets or revenues to secure any Public External Indebtedness of Panama, unless:

¿	the debt securities of such series are secured equally and ratably with such Public External Indebtedness; or

¿	the debt securities of such series have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by the holders of the debt securities of such series as provided under the heading “Meetings and Amendments” below.

Notwithstanding the foregoing, Panama may create or permit to subsist:

¿	any Lien upon property to secure Public External Indebtedness of Panama incurred for the purpose of financing the acquisition of such property and any renewal or extension of any such Lien which is limited to the original property covered thereby and which secures only the renewal or extension of the original secured financing;

¿	any Lien existing on such property at the time of its acquisition to secure Public External Indebtedness of Panama and any renewal or extension of any such Lien which is limited to the original property covered thereby and which secures only the renewal or extension of the original secured financing;

¿	any Lien in existence on the date of the fiscal agency agreement, including any renewal or extension thereof which secures only the renewal or extension of the original secured financing;

¿	any Lien contemplated as of July 17, 1996 under the agreements (as they may be amended) implementing the Republic of Panama 1995 Financing Plan dated October 4, 1995 sent to the international financial community with the communication dated September 15, 1995 from the Minister of Planning and Economic Policy of Panama and

explanatory communications relating thereto and implementing documentation therefor, including any Lien to secure obligations under the collateralized bonds issued thereunder (the “Collateralized Bonds”);

¿	any Lien securing Public External Indebtedness of Panama issued upon surrender for cancellation of the Collateralized Bonds or the principal amount of any indebtedness of Panama outstanding as of the date of the 1995 Financing Plan, in each case, to the extent such Lien is created to secure such Public External Indebtedness on a basis comparable to the Collateralized Bonds and the principal amount of Public External Indebtedness so secured is no greater than the principal amount of Collateralized Bonds or such other indebtedness so cancelled;

¿	any Lien securing Public External Indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project and any renewal or extension of such Lien, provided that:

¯	the holders of such Public External Indebtedness expressly agree to limit their recourse to the assets and revenues of such project as the principal source of repayment of such Public External Indebtedness; and

¯	the property over which such Lien is granted consists solely of such assets and revenues;

¿	any Lien on the properties or revenues of the Development Trust Fund created by Republic of Panama Law No. 20 of

May 15, 1995, provided that the equivalent in U.S. dollars of the amount secured by such Liens shall not at any time exceed the amount of all contributions to the Development Trust Fund from:

¯	the net proceeds from the privatization of publicly owned companies or the initial payment for concessions granted to the private sector;

¯	the proceeds from sales conducted of any Interoceanic Region Assets by the Interoceanic Region Authority;

¯	sums bequeathed or donated to the Development Trust Fund by any person other than Panama or any governmental agency or affiliate thereof; and

¯	any earnings on properties or revenues received pursuant to the three bullet points immediately above, and any renewal or extension of any such Lien which is limited to the original properties or revenues covered thereby; and

¿	Liens in addition to those permitted under the bullet points above, and any renewal or extension thereof, provided that the aggregate amount of Public External Indebtedness secured by such additional Liens shall not exceed the equivalent of U.S.$25,000,000.

Default

Each of the following events will be an event of default with respect to each series of debt securities:

(a) default by Panama in any payment of principal of any debt securities of such series for 15 calendar days;

(b) default by Panama in any payment of interest on any debt securities of such series for 30 calendar days;

(c) failure of Panama to perform any other obligation under the debt securities of that series, which continues for 60 calendar days after the holder of any debt securities of that series provides to the fiscal agent written notice requiring that such default be remedied;

(d) acceleration of any aggregate principal amount of Public Indebtedness of Panama that exceeds U.S.$25,000,000 (or its equivalent in any other currency) by reason of an event of default (however described) arising from Panama’s failure to make any payment of principal or interest thereunder when due;

(e) failure of Panama to make any payment in respect of the Public Indebtedness of Panama in an aggregate principal amount in excess of U.S.$25,000,000 (or its equivalent in any other currency) when due, which continues for 30 calendar days after the holder of any debt securities of that series provides to the fiscal agent written notice requiring that such default be remedied;

(f) declaration by Panama of a moratorium with respect to the payment of principal of, or premium or interest on,

Public External Indebtedness of Panama which does not expressly exclude the debt securities of that series; or

(g) denial or repudiation by Panama of its obligations under the debt securities of that series.

Acceleration of Maturity

The following description does not apply to any series of debt securities that has been designated Collective Action Securities or Aggregated Collective Action Securities. See “Collective Action Securities – Acceleration of Maturity” or “Aggregated Collective Action Securities – Acceleration of Maturity” below for a description of the corresponding terms of Collective Action Securities or Aggregated Collective Action Securities, as the case may be.

If an event of default described in clause (a), (b), (f) or (g) under the heading “Default” above occurs with respect to any series of debt securities, then each registered holder of debt securities of that series may declare the principal of and any accrued interest on the debt securities it holds immediately due and payable.

If an event of default described in clause (c), (d) or (e) under the heading “Default” above occurs with respect to any series of debt securities, then the holders of not less than 25% in principal amount of all debt securities of that series then outstanding may declare the principal of and any accrued interest on all the debt securities of that series then outstanding immediately due and payable. Debt securities held directly or indirectly by or on behalf of Panama or any political subdivision or instrumentality thereof shall not be considered “outstanding” for this purpose.

Holders of debt securities may exercise these rights only by providing a written demand to Panama and the fiscal agent at its New York office at a time when the event of default is continuing.

Redemption and Repurchase

Unless otherwise set forth in the applicable prospectus supplement, the debt securities will not be redeemable prior to maturity at the option of Panama or the registered holders of these debt securities.

Panama may at any time purchase debt securities in any manner and for any price. Debt securities purchased by Panama may, at its discretion, be held, resold or cancelled.

Meetings and Amendments

The following description does not apply to any series of debt securities that has been designated Aggregated Collective Action Securities. See “Aggregated Collective Action Securities – Meetings” and Aggregated Collective Action Securities – Amendments and Waivers” below for a description of the corresponding terms of Aggregated Collective Action Securities

General. A meeting of holders of debt securities of any series may be called at any time:

¿	to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided for in the fiscal agency agreement or the debt securities of that series; or

¿	to modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement.

Panama may at any time call a meeting of holders of debt securities of a series for any purpose described above. This meeting would be held at the time and place determined by Panama. If an event of default occurs and Panama or the holders of at least 10% of the aggregate principal amount of the outstanding debt securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting.

For the purpose of this prospectus, “outstanding” debt securities do not include:

¿	debt securities cancelled by or delivered for cancellation to the fiscal agent;

¿	debt securities held for reissuance but not reissued by the fiscal agent;

¿	debt securities called for redemption;

¿	debt securities which have become due and payable and for which sufficient funds to pay amounts owed under these debt securities have been paid or provided for; or

¿	debt securities of a series that have been substituted with another series of debt securities.

Notice. The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 and 60 days before the meeting date; however, in the case of any meeting to be reconvened after adjournment for lack of a quorum, this notice shall be given between 10 and 60 days before the meeting date.

Voting; Quorum. A person who holds outstanding debt securities of a series or is duly appointed to act as proxy for a holder of these debt securities will be entitled to vote at a meeting of holders of the debt securities of that series. The presence at the meeting of persons entitled to vote a majority of the principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities.

If a quorum is not present within 30 minutes of the time appointed for the meeting, the meeting may be adjourned for a period of at least 10 days as determined by the chairman of the meeting prior to the adjournment of the meeting. If the meeting is convened at the request of the holders, however, then the meeting shall be dissolved.

In the absence of a quorum at an adjourned meeting, this adjourned meeting may be further adjourned for a period of at least 10 days as determined by the chairman of the meeting. Notice of the reconvening of an adjourned meeting shall be given only once. This notice shall state expressly the percentage of the principal amount of the outstanding debt securities of that series which shall constitute a quorum. Subject to the foregoing, at the reconvening of a meeting adjourned for a lack of a quorum, the presence of persons entitled to vote 25% in principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities for the taking of any action set forth in the notice of the original meeting.

In addition, any meeting at which a quorum is present may be adjourned by the vote of a majority of the principal amount of the outstanding debt securities of the series represented at the meeting, and the meeting may be held as so adjourned without further notice.

If a quorum is present at the meeting, any resolution and all matters (other than those matters identified below that require the consent of all holders of the debt securities of a series) shall be effectively passed or decided by the vote of the persons entitled to vote 66 2/3% in aggregate principal amount of the outstanding debt securities of such series represented and voting at the meeting.

Regulations. The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

¿	the proof of the holding of debt securities of a series;

¿	the appointment of proxies in respect of holders of registered debt securities of a series;

¿	the record date for determining the registered owners of registered debt securities of a series;

¿	the adjournment and chairmanship of such meeting;

¿	the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and

¿	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

Chairman. The fiscal agent will appoint a temporary chairman of the meeting by an instrument in writing. If

Panama or the holders of the debt securities of a series called the meeting, however, then Panama or the holders calling the meeting, as the case may be, will appoint a temporary chairman by an instrument in writing.

A permanent chairman and a permanent secretary of the meeting shall be elected by the vote of the persons entitled to vote a majority of the principal amount of the outstanding debt securities of the series represented and voting at the meeting. The chairman of the meeting shall have no right to vote, except as a holder of debt securities of that series or proxy.

Record. A record, and at least one duplicate, of the proceedings of each meeting of holders will be prepared. One copy of the record of each meeting will be delivered to Panama and another to the fiscal agent to be preserved by the fiscal agent.

Amendments. (The following description does not apply to any series of debt securities that has been designated Collective Action Securities or Aggregated Collective Action Securities. See “Collective Action Securities – Amendments and Waivers” or “Aggregated Collective Action Securities” below for a description of the corresponding terms of Collective Action Securities or Aggregated Collective Action Securities, as the case may be). Unless the unanimous consent of holders of debt securities of an affected series is required as specified below, with

¿	the affirmative vote, in person or by proxy, of the holders of at least 66 2/3% of the aggregate principal amount of the outstanding debt securities of a series represented and voting at a duly called and held meeting; or

¿	the written consent of the holders of at least 66 2/3% in aggregate principal amount of the outstanding debt securities of a series:

(i) Panama and the fiscal agent may modify, amend or supplement the terms of the debt securities of a series or, insofar as it affects the debt securities of that series, the fiscal agency agreement, in any way and (ii) holders of debt securities of a series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or action provided by the fiscal agency agreement or the debt securities of such series to be made, given or taken by holders of debt securities of such series.

The following actions may only be taken with the written consent or affirmative vote of the holder of each debt security of an affected series:

¿	changing the due date for the payment of the principal of, any installment of interest on, or premium (if any) on the debt securities of such series;

¿	reducing the principal amount of the debt securities of such series;

¿	reducing the portion of the principal amount which is payable in the event of an acceleration of the maturity of the debt securities of such series;

¿	reducing the interest rate on the debt securities of such series;

¿	reducing the premium, if any, payable upon the redemption of any debt securities of such series;
¿	changing the currency in which any amount in respect of the debt securities of that series is payable;

¿	changing the required places at which any amount in respect of the debt securities of that series is payable;

¿	shortening the period during which Panama is not permitted to redeem the debt securities of that series;

¿	permitting Panama to redeem the debt securities of the affected series, if Panama is not otherwise permitted to redeem the debt securities of that series;

¿	reducing the proportion of the principal amount of the debt securities of that series that is required:

¯	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series, or

¯	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action; or

¿	changing the obligation of Panama to pay additional amounts under the debt securities of that series.

Panama and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

¿	adding to the covenants of Panama;

¿	surrendering any right or power conferred upon Panama;

¿	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

¿	correcting any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

¿	amending the fiscal agency agreement or the debt securities of that series in any manner that Panama and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on all holders of debt securities of such series.

Judgment Currency

If a court renders a judgment in respect of amounts due to a holder of a debt security permitting Panama to pay such amounts in a currency (“judgment currency”) other than the currency in which the debt security was required to be paid by its terms (“debt security currency”), Panama and such holder are deemed to have agreed, to the fullest extent permitted under applicable law, that:

¿	the rate of exchange for determining the amount of such judgment shall be based on the rate at which such holder, using normal banking procedures, could purchase the debt security currency with the judgment currency in the relevant principal financial center for the debt security currency, two business days preceding the date of such judgment; and
¿	if on the business day following the holder’s receipt of such payment in the judgment currency, such holder is not able, in accordance with normal banking procedures, to purchase with the judgment currency at least the amount of debt security currency that was due to such holder under the original terms of the debt security, Panama will indemnify such holder for the shortfall; if such holder is able to purchase with such judgment currency an amount of debt security currency greater than that to which such holder would have been entitled, and if all of Panama’s obligations to such holder under the debt securities are fully paid, such holder agrees to remit any excess to Panama.

Tax Withholding; Payment of Additional Amounts

All payments of principal and interest in respect of the debt securities of any series by Panama will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by Panama or any other jurisdiction from which or through which payment is made to holders of debt securities in respect of the debt securities, or any political subdivision or authority of or in Panama or such other jurisdiction, having power to tax (together, “Taxes”), unless such withholding or deduction is required by law. In that event, Panama shall pay such additional amounts as will result in receipt by the holders of debt securities of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any debt security of any series:

(a) to a holder where such holder is liable to pay such Taxes in respect of any debt security of such series by reason of such holder’s having some connection with Panama other than the mere holding of such debt security of such series or the receipt of principal and interest in respect thereof;

(b) to a holder who is liable for such Taxes by reason of such holder’s failure to comply with any reasonable certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Panama, or any political subdivision or taxing authority of or in Panama, of such holder or the holder of any interest in such debt security of such series or rights in respect thereof, if compliance is required by Panama, or any political subdivision or taxing authority of or in Panama, as a precondition to exemption from such deduction or withholding; provided, however, that the limitations on Panama’s obligations to pay additional amounts shall not apply if such certification, identification or other reporting requirements would be materially more onerous, in form, in procedure or in substance of information disclosed by the relevant holders or beneficial owners than comparable information or other reporting requirements imposed by United States tax law, regulation or administrative practice; or

(c) to a holder who is liable for such Taxes by reason of the failure of such holder to present such holder’s debt security for payment (where such presentation is required) within 30 calendar days after the date on which such payment thereof became due and payable or is duly provided for and notice thereof is given to the holder, whichever occurs later, except to the extent that such holder would have been entitled to additional amounts in respect of such Taxes on presenting such debt security for payment on any date within such 30 calendar days.

Any reference in this prospectus to “principal” and/or “interest” shall be deemed to include any additional amounts that may be payable under the debt securities.

Global Securities

The prospectus supplement that relates to your debt securities indicates whether any of the debt securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of the depositary identified in the prospectus supplement or its nominee, and will be deposited with the depositary, its nominee or a custodian.

Limitations on Your Ability to Obtain Debt Securities Registered in Your Name. The global security will not be registered in the name of any person other than the depositary or its nominee. Similarly, the global security will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

¿	the depositary notifies Panama that it is unwilling, unable or no longer qualified to continue to act as depositary and Panama does not appoint a successor depositary within 90 days;

¿	at any time Panama decides it no longer wishes to have all or part of the debt securities represented by a global security; or

¿	an event of default has occurred and is continuing with respect to the series of debt securities represented by the global security.

In those circumstances, the depositary will determine in whose names to register any certificated (physical) debt securities issued in exchange for the global security. Unless otherwise specified in the prospectus supplement, these certificated (physical) debt securities will be issued:

¿	only in fully registered form;

¿	without interest coupons; and

¿	in denominations of U.S.$1,000 and integral multiples of U.S.$1,000.

The depositary or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

¿	you cannot have debt securities registered in your name for so long as they are represented by the global security;

¿	you cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in the global security;

¿	you will not be considered to be the owner or holder of the global security or any debt securities represented by the global security for any purpose;

¿	you cannot assert any right of a holder of the debt securities unless you are authorized by the depositary and the participant through which you hold your beneficial interest; and

¿	all payments on the global security will be made to the depositary or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

Beneficial Interests in and Payments on Global Security. Institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers, are called participants. Only participants, and persons who hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

When the depositary receives payment of principal or any premium or interest on the global security, the depositary is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures that govern payments, transfers, exchanges and other important matters that affect owners of beneficial interests in the global security. The depositary and its participants may change these policies and procedures from time to time. Panama has no responsibility or liability for the records of the depositary or its participants relating to the ownership of beneficial interests in the global security. Also, Panama is not responsible for maintaining, supervising or reviewing those records or payments. Panama has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspects of the relationship between participants and owners of beneficial interests in the global security.

COLLECTIVE ACTION SECURITIES

Panama may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration and voting on amendments, modifications, changes and waivers, as follows:

Acceleration of Maturity

If an event of default described under the heading “Debt Securities –

Default” above occurs and is continuing with respect to any series of debt securities that have been designated Collective Action Securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of debt securities of that series may exercise these rights only by providing a written demand to Panama and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Panama receives written notice of the declaration, unless Panama has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Amendments and Waivers

Panama, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the debt securities of any series that have been designated Collective Action Securities with:

¿	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series that are represented at a duly called and held meeting; or

¿	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of that series.

However, the holders of not less than 75% in aggregate principal amount of the outstanding debt securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of that series that would:

¿	change the due date for the payment of the principal of, or any installment of interest on, the debt securities of that series;

¿	reduce the principal amount of the debt securities of that series;

¿	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the debt securities of that series;

¿	reduce the interest rate or the premium payable upon early redemption of the debt securities of that series;

¿	change the currency in which any amount in respect of the debt securities of that series is payable or the place or places in which such payment is to be made;

¿	permit early redemption of the debt securities of that series or, if early redemption is already permitted, shorten the period during which Panama is not permitted to redeem the debt securities of that series;
¿	change Panama’s obligation to pay any additional amounts under the debt securities of that series;

¿	change the definition of “outstanding” with respect to the debt securities of that series;

¿	change the governing law provision of the debt securities of that series;

¿	change Panama’s appointment of an agent for the service of process or Panama’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise) in respect of any suit, action or proceeding arising out of or relating to the fiscal agency agreement or to the debt securities of that series;

¿	change the status of the debt securities of that series, as described under the heading “Debt Securities — Status of the Debt Securities” above;

¿	in connection with an offer to acquire all or any portion of the debt securities of that series, amend any event of default under the debt securities of that series; or

¿	reduce the proportion of the principal amount of the debt securities of that series that is required:

¯	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

¯	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

Panama refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of any series of debt securities that have been designated Collective Action Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in aggregate principal amount of the outstanding debt securities) agrees to the change.

If both Panama and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

¿	adding to the covenants of Panama;

¿	surrendering any right or power conferred upon Panama;

¿	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

¿	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

¿	amending the fiscal agency agreement or the debt securities of that series in any manner which Panama and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on all holders of debt securities of such series.

For purposes of determining whether the required percentage of holders of any series of debt securities that have been designated Collective Action Securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, such debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities owned, directly or indirectly, by or on behalf of Panama or any political subdivision or instrumentality of Panama will be disregarded and deemed not to be “outstanding.”

Except as specifically set forth in this prospectus, the other terms set forth under “Debt Securities – Meetings and Amendments”, including notice, quorum and other meeting and consent provisions, remain unchanged with respect to Collective Action Securities.

Further Issues of Debt Securities of a Series

From time to time, without the consent of holders of the debt securities of any series that have been designated Collective Action Securities, and subject to the required approvals under Panamanian law, Panama may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the debt securities of that series have as of the date of issuance of such additional debt securities. Panama may also consolidate the additional debt securities to form a single series with the outstanding debt securities of that series.

AGGREGATED COLLECTIVE ACTION SECURITIES

Panama may designate a particular series of debt securities to be “Aggregated Collective Action Securities,” (as distinguished from Collective Action Securities) the specific terms of which will be described in the prospectus supplement relating to such securities. Aggregated Collective Action Securities will have the same terms and conditions as the securities described under the heading “Debt Securities” above, except that such Aggregated Collective Action Securities shall contain different provisions relating to certain aspects of calling and holding of meetings, default, acceleration and voting on amendments, modifications, changes and waivers, as follows:

Acceleration of Maturity

If an event of default described under the heading “Debt Securities – Default” above occurs and is continuing with respect to any series of debt securities that have been designated Aggregated Collective Action Securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of debt securities of that series may exercise these rights only by providing a written demand to Panama and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Panama receives written notice of the declaration, unless Panama has remedied the event or events of default prior to receiving the notice. The holders of 50% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Meetings

General. A meeting of holders of debt securities of any series may be called at any time:

¿	to make, give or take any request, demand, authorization, direction, notice, consent, modification or other action provided for in the fiscal agency agreement or the debt securities of that series; or

¿	to modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement.

Panama may at any time call a meeting of holders of debt securities of a series for any purpose described above. This meeting would be held at the time and place determined by Panama. If an event of default occurs and Panama or the holders of at least 10% of the aggregate principal amount of the outstanding debt securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting.

For the purpose of this prospectus, “outstanding” debt securities do not include:

¿	debt securities cancelled by or delivered for cancellation to the fiscal agent;

¿	debt securities held for reissuance but not reissued by the fiscal agent;

¿	debt securities called for redemption;

¿	debt securities which have become due and payable and for which sufficient funds to pay amounts owed under these debt securities have been paid or provided for; or

¿	debt securities of a series that have been substituted with another series of debt securities.

Notice. The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 and 60 days before the meeting date; however, in the case of any meeting to be reconvened after adjournment, this notice shall be given between 10 and 60 days before the meeting date.

Regulations. The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

¿	the proof of the holding of debt securities of a series;

¿	the appointment of proxies in respect of holder of debt securities of a series;

¿	the record date for determining the owners of debt securities of a series;

¿	the adjournment and chairmanship of such meeting;

¿	the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and

¿	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

Chairman. The fiscal agent will appoint a temporary chairman of the meeting by an instrument in writing. If Panama or the holders of the debt securities of a series called the meeting, however, then Panama or the holders calling the meeting, as the case may be, will appoint a temporary chairman by an instrument in writing.

A permanent chairman and a permanent secretary of the meeting shall be elected by the vote of the persons entitled to vote a majority of the principal amount of the outstanding debt securities of the series represented and voting at the meeting. The chairman of the meeting shall have no right to vote, except as a holder of debt securities of that series or proxy. To be entitled to vote at a meeting of holders of Securities of a Series, a person shall be a holder of

Outstanding Securities of such Series, or, in the case of registered Securities of such Series, a person duly appointed by an instrument in writing as a proxy for such holder. If a meeting is adjourned, such meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. Notice of reconvening of any adjourned meeting shall be given as provided in the fiscal agency agreement, except that such notice need be given only once.

Record. A record, and at least one duplicate, of the proceedings of each meeting of holders will be prepared. One copy of the record of each meeting will be delivered to Panama and another to the fiscal agent to be preserved by the fiscal agent.

Amendments and Waivers

Panama, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the debt securities of any series that have been designated Aggregated Collective Action Securities with:

¿	the affirmative vote of the holders of more than 50% in aggregate principal amount of the outstanding debt securities of that series that are represented at a duly called and held meeting; or

¿	the written consent of the holders of more than 50% in aggregate principal amount of the outstanding debt securities of that series.

However, the holders may approve, by vote or consent through one of three modification methods, any proposed modification by Panama that would do any of the following:

¿	change the due date for the payment of the principal of, or any installment of interest on, the debt securities of that series;

¿	reduce the principal amount of the debt securities of that series;

¿	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the debt securities of that series;

¿	reduce the interest rate or the premium payable upon early redemption of the debt securities of that series;

¿	change the currency in which any amount in respect of the debt securities of that series is payable or the place or places in which such payment is to be made;

¿	permit early redemption of the debt securities of that series or, if early redemption is already permitted, shorten the period during which Panama is not permitted to redeem the debt securities of that series;

¿	change Panama’s obligation to pay any additional amounts under the debt securities of that series;

¿	change the definition of “outstanding”, “uniformly applicable”, “reserve matter” or “reserve matter modification” with respect to the debt securities of that series;

¿	change the governing law provision of the debt securities of that series;

¿	change Panama’s appointment of an agent for the service of process or Panama’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise) in respect of any suit, action or proceeding arising out of or relating to the fiscal agency agreement or to the debt securities of that series;

¿	change the status of the debt securities of that series, as described under the heading “Debt Securities — Status of the Debt Securities” above;

¿	change the method used to calculate any amount payable on the securities of that series (other than in accordance with the express terms of the securities of that series and the fiscal agency agreement);

¿	change the identity of the obligor under the securities of that series; or

¿	reduce the proportion of the principal amount of the debt securities of that series that is required:

¯	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

¯	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

Panama refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the debt securities, can be made without your consent, as long as the change is approved, pursuant to one of the three following modification methods, by vote or consent by:

¿	the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of a series affected by the proposed modification;

¿	where such proposed modification would affect the outstanding debt securities of two or more series, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or

¿	where such proposed modification would affect the outstanding debt securities of two or more series, the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

“Uniformly applicable,” as referred to above, means a modification by which holders of debt securities of any series affected by that modification are invited to exchange, convert or substitute their debt securities for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration.

Panama may select, in its discretion, any modification method for a reserved matter modification in accordance with the indenture and to designate which series of debt securities will be included for approval in the aggregate of modifications affecting two or more series of debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation.

Before soliciting any consent or vote of any holder of debt securities for any change to a reserved matter, Panama will provide the following information to the fiscal agent for distribution to the holders of debt securities of any series that would be affected by the proposed modification:

¿	a description of Panama’s economic and financial circumstances that are in Panama’s opinion relevant to the request for the proposed modification, a description of Panama’s existing debts and a description of its broad policy reform program and provisional macroeconomic outlook;

¿	if Panama shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

¿	a description of Panama’s proposed treatment of external debt instruments that are not affected by the proposed modification and its intentions with respect to any other major creditor groups; and

¿	if Panama is then seeking any reserved matter modification affecting any other series of debt securities, a description of that proposed modification.

For purposes of determining whether the required percentage of holders of global bonds has approved any amendment, modification or change to, or waiver of, the global bonds or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the global bonds, global bonds owned, directly or indirectly, by Panama or any public sector instrumentality of Panama will be disregarded and deemed not to be “outstanding”, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only global bonds that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means any department, ministry or agency of the national government of Panama, any political subdivision of Panama, or any corporation, trust, financial institution or other entity owned or controlled by the national government of Panama or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

If both Panama and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

¿	adding to the covenants of Panama;

¿	surrendering any right or power conferred upon Panama;

¿	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

¿	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

¿	amending the fiscal agency agreement or the debt securities of that series in any manner which Panama and the fiscal agent may determine and which does not adversely affect the interest of any holder of debt securities of that series in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

Except as specifically set forth in this prospectus, the other terms set forth under “Debt Securities – Meetings and Amendments”, including notice, quorum and other meeting and consent provisions, remain unchanged with respect to Aggregated Collective Action Securities.

Further Issues of Debt Securities of a Series

From time to time, without the consent of holders of the debt securities of any series that have been designated Aggregated Collective Action Securities, and subject to the required approvals under Panamanian law, Panama may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the debt securities of that series have as of the date of issuance of such additional debt securities. Panama may also consolidate the additional debt securities to form a single series with the outstanding debt securities of that series.

WARRANTS

Panama may issue warrants or other similar securities, either separately or together with debt securities, that would entitle the holder to purchase debt securities or obligate Panama to repurchase or exchange debt securities. If Panama issues any warrants, each issue of warrants will be issued under a warrant agreement between Panama and a bank or trust company, as warrant agent. The terms of any warrant agreement related to the issue of warrants and the specific terms of the issue of warrants will be described in the prospectus supplement that relates to your particular warrants. The prospectus supplement that relates to your particular warrants or other similar securities will describe the following terms:

¿	the terms listed under the heading “Debt Securities” above as they relate to the particular debt securities you have the right to purchase if you exercise your warrants;

¿	the amount of debt securities each warrant entitles you to purchase if you exercise your warrants and the purchase price of those debt securities;

¿	the amount and type of debt securities that you may obligate Panama to purchase or exchange if you exercise your warrants or other securities and the purchase price for those debt securities;

¿	the procedures you must follow and the conditions you must satisfy to exercise your warrants or other securities;

¿	the dates on which your right to exercise your warrants or other securities begins and expires;

¿	the conditions, if any, under which Panama may cancel or terminate your warrants or other securities;

¿	whether and when your warrants or other securities and any debt securities issued together with your warrants or other securities may be sold or transferred separately;

¿	whether the certificates that represent the warrants or other securities will be issued in registered or bearer form, whether they will be exchangeable as between such forms and, if issued in registered form, whether the warrants or other securities can be transferred and registered;

¿	any special United States federal income tax considerations applicable to the issuance of your warrants or other securities; and

¿	any other terms of such warrants or other securities.

GOVERNING LAW

The fiscal agency agreement, any warrant agreement, the debt securities and any warrants will be governed by and interpreted in accordance with the laws of the State of New York, without regard to any conflicts of laws principles that would require the application of the laws of a jurisdiction other than the State of New York; provided, however, that the laws of Panama will govern all matters concerning authorization and execution of all agreements and securities by Panama. With respect to any Aggregated Collective Action debt securities, notwithstanding any reserved matter modification, the provisions of the fiscal agency agreement relating to certain aspects of calling and holding of meetings and voting on amendments, modifications, changes and waivers related to such Aggregated Collective Action Securities shall in all cases be governed by and construed in accordance with the laws of the State of New York.

JURISDICTION AND ENFORCEMENT

Panama is a foreign sovereign state. Consequently, your ability to sue Panama may be limited. Panama will irrevocably submit to the non-exclusive jurisdiction of any New York State or federal court in New York City in any related proceeding (i.e., any suit, action or proceeding arising out of or relating to the debt securities or the warrants or other similar securities) and Panama will irrevocably agree that all claims in respect of any related proceeding may be heard and determined in such New York State or federal court.

Panama will appoint and will agree to maintain the person acting as or discharging the function of Consul General of the Republic of Panama in New York City as its process agent to receive, on behalf of Panama and its property, service of copies of the summons and complaint and any other process which may be served in any related proceedings. The address of the office of the process agent is:

1212 Avenue of the Americas

20th Floor

New York, New York 10036

Panama will irrevocably waive, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of any related proceeding and any objection to any related proceeding on the grounds of venue, residence or domicile.

To the extent that Panama has or may acquire any immunity from jurisdiction of the courts or from any legal process in the courts, Panama will irrevocably agree not to claim and will irrevocably waive any immunity in respect of any related proceeding. Panama will agree that these waivers shall have the fullest scope permitted under the Foreign Sovereign Immunities Act of 1976 of the United States.

Notwithstanding the foregoing, the execution on or attachment of revenues, assets and property of Panama located in Panama through the Panamanian courts,

both prior to and post-judgment, shall be subject to the provisions of Articles 1047, 1048, 1650 (#14) and 1939 of the Judicial Code of the Republic of Panama. Under articles 1047 and 1048, the State will be notified through the Ministry of Economy and Finance of a money judgment against it, for its payment. If within a year the judgment has not been satisfied, the court will request, through the President of the Supreme Court, that the President of the Republic make the necessary arrangements to comply with the judgment. If three years have elapsed since the date of the judgment without payment, at the request of the judgment creditor and during the next month following such request, the court will order BNP to transfer to the court’s account the amount owed to the judgment creditor. Pursuant to article 1650 the assets of the State cannot be attached. Finally, among the protections afforded to the State in civil proceedings, the State cannot be required to pay court costs and attorneys’ fees and also cannot be subject to prejudgment measures, except regarding evidentiary matters.

Moreover, Panama has not consented to service or waived sovereign immunity with respect to actions brought against it under United States federal securities laws or any State securities laws. In the absence of a waiver of immunity by Panama with respect to these actions, it would not be possible to obtain a judgment in such an action brought against Panama in a court in the United States unless the court were to determine that Panama is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to such action. Further, even if a United States judgment could be obtained in such an action, it may not be possible to enforce in Panama a judgment based on such a United

States judgment. Execution upon property of Panama located in the United States to enforce a United States judgment may not be possible except under the limited circumstances specified in the Foreign Sovereign Immunities Act.

PLAN OF DISTRIBUTION

Panama or the selling securityholder may sell any combination of the debt securities and/or warrants or other similar securities in any of the following ways:

¿	through underwriters or dealers;

¿	directly by Panama or the selling securityholder to one or more purchasers through a specific bidding or auction process or otherwise;

¿	through agents;

¿	through a combination of any such methods of sale; or

¿	through any other methods described in a prospectus supplement.

In addition, the manner in which Panama may sell some or all of the debt securities and/or warrants covered by this prospectus and the manner in which the selling securityholder may sell its debt securities and/or warrants, include through:

¿	a block trade in which a broker-dealer will attempt to sell as agent but may position or resell a portion of the block as principal in order to facilitate the transaction;

¿	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;
¿	ordinary brokerage transactions and transactions in which a broker solicits purchasers; and

¿	privately negotiated transactions.

In addition, the selling securityholder also may sell its debt securities and/or warrants in accordance with Rule 144 or other exemptions available under the United States Securities Act of 1933, rather than under this prospectus.

Each prospectus supplement will set forth:

¿	the name or names of any underwriters or agents;

¿	the purchase price of the securities of that series;

¿	the net proceeds to Panama from the sale of the securities;

¿	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

¿	any initial public offering price;

¿	any discounts or concessions allowed or reallowed or paid to dealers; and

¿	any securities exchanges on which the securities may be listed.

The securities may be sold from time to time in distinct series by different means at different prices that are negotiated and fixed or that vary based on market prices.

If underwriters are used in the sale of securities, the underwriters will acquire these securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Panama or the selling securityholder may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Panama or the selling securityholder may also sell securities of any series directly to the public or through agents designated by Panama or the selling securityholder from time to time. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a reasonable best efforts basis for the period of its appointment. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

FINRA guidelines prescribe the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement.

Panama or the selling securityholder may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Panama under “delayed delivery” contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Panama may offer the securities of any series to present holders of other securities of Panama as consideration for the purchase or exchange by Panama of other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Panama or the selling securityholder may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Panama or the selling securityholder in the ordinary course of business.

SELLING SECURITYHOLDER

The Savings Fund Trust is a trust formed under the laws of the Republic of Panama, and was created pursuant to Law No. 38 of June 5, 2012 (as published in the Official Gazette on June 6, 2012), as amended, and

Executive Decree 1068 of September 6, 2012, to establish a long-term saving mechanism for the country in order to provide a stabilization mechanism in emergency circumstances and in the event of an economic slowdown and to reduce the need to finance such events with debt instruments. The Ministry of Economy and Finance acts as settlor for the Savings Fund and Banco Nacional de Panamá acts as its trustee.

Beginning on January 1, 2015, the selling securityholder may acquire debt securities of the Republic of Panama in the secondary market.

VALIDITY OF THE SECURITIES

The validity of the debt securities and warrants or other similar securities will be passed upon for Panama by the Procurador de la Administración of Panama, or by a duly authorized attorney of the Procuraduría de la Administración and by Arnold & Porter LLP, United States counsel to Panama, and for the underwriters, if any, by United States counsel and Panamanian counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Panamanian law, Arnold & Porter LLP may rely on the opinion of the Procurador de la Administración or a duly authorized attorney of the Procuraduría de la Administración. As to all matters of United States law, the Procurador de la Administración or a duly authorized attorney of the Procuraduría de la Administración may rely on the opinion of Arnold & Porter LLP. Certain statements with respect to matters of Panamanian law in this prospectus have been passed upon by the Procurador de la Administración or a duly authorized attorney of the Procuraduría de la Administración, and are made upon the authority of such person.

OFFICIAL STATEMENTS

Information included in this prospectus which is identified as being derived from a publication of, or supplied by, Panama or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Panama. All other information in this prospectus and the registration statement (of which this prospectus is a part) is included as a public official statement made on the authority of the Minister of Economy and Finance of Panama.

AUTHORIZED REPRESENTATIVE

The authorized representative of Panama in the United States of America is the Ambassador of Panama to the United States of America, whose address is:

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

GLOSSARY

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Indebtedness” means any payment obligation (whether pursuant to a guarantee or otherwise), including any contingent liability, for borrowed money or arising from bonds, debentures, notes or similar instruments.

“Lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from revenues or the proceeds of any asset of any kind whether in effect on the date the fiscal agency agreement becomes effective or at any time thereafter.

“Mixed Companies” means the following companies or their successors: AES Panamá, S.A.; Bahía Las Minas Corp.; Cable & Wireless Panamá, S.A.; Elektra Noreste, S.A.; Empresa de Distribución Eléctrica Chiriquí, S.A.; Empresa de Distribución Eléctrica Metro-Oeste, S.A.; Enel Fortuna, S.A.; Energía y Servicios de Panamá, S.A.; Panamá Ports Company, S.A. and Petroterminal de Panamá, S.A.

“Public External Indebtedness” means any Public Indebtedness which is not issued pursuant to agreements or evidenced by instruments that submit the resolution of all disputes arising thereunder to the exclusive jurisdiction of the courts of Panama.

“Public Indebtedness” means any Indebtedness of, or guaranteed by, Panama which:

¿	is publicly offered or privately placed in securities markets;

¿	is in the form of, or represented by, bonds, notes or other securities or any guarantees thereof;

¿	is, or was intended at the time of issue to be, quoted, listed or traded on any stock exchange, automated trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, securities eligible for sale pursuant to Rule 144A under the United States Securities Act of 1933 (or any successor law or regulation of similar effect)); and

¿	has an original maturity of more than one year or is combined with a commitment so that the original maturity of one year or less may be extended at the option of Panama to a period in excess of one year.

THE ISSUER

The Republic of Panama

Ministerio de Economía y Finanzas

Dirección de Crédito Público

Vía España y Calle 52

Edificio Ogawa, Piso 4

Panama, Republic of Panama

+ 507 507 7000

FISCAL AGENT, PAYING AGENT AND TRANSFER AGENT	LUXEMBOURG PAYING AGENT AND TRANSFER AGENT

The Bank of New York Mellon 101 Barclay Street, 7th Floor East New York, New York 10286 United States	The Bank of New York Mellon (Luxembourg) S.A. Vertigo Building-Polaris 2-4 rue Eugène Ruppert L-2453 Luxembourg Luxembourg

LEGAL ADVISORS

To Panama, as to U.S. law: Arnold & Porter LLP 399 Park Avenue New York, New York 10022 United States	To the Underwriters, as to U.S. law: Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 United States

To Panama, as to Panamanian law: Dr. Rigoberto González Montenegro Procurador de la Administración Apartado Postal 10288 Panama 4, Republic of Panama	To the Underwriters, as to Panamanian law: Arias, Fábrega & Fábrega Edificio Plaza 2000 Calle 50, Apartado 0816-01098 Panama, Republic of Panama

LUXEMBOURG LISTING AGENT

The Bank of New York Mellon (Luxembourg) S.A.

Vertigo Building-Polaris

2-4 rue Eugène Ruppert

L-2453 Luxembourg

Luxembourg